Proxy Circular
Our vision.
To be the most professional
life insurer in the world.

MANULIFE FINANCIAL CORPORATION
ANNUAL MEETING MAY 3, 2007

THIS DOCUMENT CONTAINS
▪ NOTICE OF MEETING
▪ PROXY CIRCULAR
IMPORTANT INFORMATION FOR SHAREHOLDERS. YOUR PARTICIPATION IS IMPORTANT. PLEASE TAKE A MINUTE TO VOTE.

Table of Contents

1	Invitation to Shareholders
2	Notice of Annual Meeting of Shareholders of Manulife Financial Corporation
3	Business of the Annual Meeting
4	Voting Information
7	Nominees for the Board of Directors
13	Board of Directors’ Compensation
15	Report of the Corporate Governance and Nominating Committee
17	Report of the Audit and Risk Management Committee
19	Report of the Conduct Review and Ethics Committee
20	Report of the Management Resources and Compensation Committee
21	Report on Executive Compensation
29	Total Compensation and Performance of Named Executive Officers
32	Statement of Executive Compensation
34	Pension Plans
38	Securities Authorized for Issuance Under Equity Compensation Plans
38	Directors’ and Executive Officers’ Indebtedness
39	Performance Graph
39	Supplemental Shareholder Return
40	Directors’ and Officers’ Insurance
40	Directors’ Approval
40	Additional Information
41	Schedule “A” – Statement of Corporate Governance Practices
45	Schedule “B” – Board of Directors’ Mandate and Board Policies
49	Schedule “C” – Shareholder Proposal

Note:	Information contained in, or otherwise accessible through, websites mentioned in the Notice of Annual Meeting and Proxy Circular does not form a part of this document. All references in this document to websites are inactive textual references only.
2006 MFC Proxy Circular

Invitation to Shareholders
Dear Shareholder:
On behalf of the Board of Directors, management and employees, we invite our common shareholders to attend the Annual Meeting (the “Meeting”) of Manulife Financial Corporation (the “Company”) on May 3, 2007 at 11:00 a.m. Eastern Time. This Meeting will be combined with the Annual Meeting of policyholders and the shareholder of The Manufacturers Life Insurance Company.
The business to be considered at the Meeting is described in the Notice of Annual Meeting. Following the formal agenda, we will present an overview of the Company’s financial performance in 2006 and highlights of the Company’s results for the first quarter of 2007.
We continue to strive to meet and exceed best practices in corporate governance standards. In 2006, we reviewed and updated many of our governance documents, including the Board of Directors’ Mandate, Governance Policies and the committee Charters. We also amended our Majority Election of Directors Policy. Based on our practices in 2006, we received honourable mention in the Governance Gavel Award for Excellence in Director Disclosure from the Canadian Coalition for Good Governance. The Company also ranked first in The Globe and Mail Report on Business Corporate Governance Rankings which examined Board operations and disclosure practices of more than 250 companies.
You can find more information about the Company’s corporate governance program in this Proxy Circular and on the Company’s web-site, including the Report of Voting Results on votes cast for each Director nominated at the 2006 Annual Meeting. We encourage you to visit the Corporate Governance page at www.manulife.com.
We hope you will be able to attend the Meeting in person. It will be an opportunity for us to speak with you about your Company and for you to meet the Directors and Executives. If you are unable to attend the Meeting in person, we encourage you to vote by following the instructions on the proxy form or voting instruction form. If you are unable to attend the Meeting in person, you may listen to a live webcast of the Meeting through our website at www.manulife.com starting at 11:00 a.m. Eastern Time.
We look forward to seeing you at the Meeting.

Arthur R. Sawchuk	Dominic D’Alessandro
Chairman of the Board of Directors	President and Chief Executive Officer
March 14, 2007
2006 MFC Proxy Circular     1

Notice of Annual Meeting of Shareholders of Manulife Financial Corporation
The Annual Meeting of holders of common shares of Manulife Financial Corporation (the “Company”) will commence at 11:00 a.m. (Eastern Time) on Thursday, May 3, 2007 at the Company’s Head Office, 200 Bloor Street East, International Room, Toronto, Ontario, Canada.
Business of the Annual Meeting
1.	To receive the consolidated financial statements of the Company for the year ended December 31, 2006, together with reports of the auditor and the actuary on those statements;

2.	To elect Directors of the Company;

3.	To appoint auditors of the Company for 2007;

4.	To consider the shareholder proposal set out in Schedule “C”; and

5.	To transact such other business as may properly be brought before the Annual Meeting or any continuation of the Annual Meeting after an adjournment.
The number of votes that may be cast at the Annual Meeting by shareholders, as of the record date, March 14, 2007, is 1,543,483,206.
The accompanying Proxy Circular of the Company provides additional information relating to the matters to be dealt with at the Annual Meeting and forms part of this Notice.
Shareholders who cannot attend the Annual Meeting in person may vote by proxy. Instructions on how to complete and return the proxy or voting instruction forms are provided with those forms and described in the Proxy Circular. To be valid, proxies must be received by the Company’s transfer agent, CIBC Mellon Trust Company or Mellon Investor Services LLC, no later than 5:00 p.m. (Eastern Time) on May 1, 2007, or if the Annual Meeting is adjourned, no later than 5:00 p.m. (Eastern Time) on the second business day preceding the day to which the Annual Meeting is adjourned.
By order of the Board of Directors.
Signed,
Angela K. Shaffer
Corporate Secretary
March 14, 2007
2     2006 MFC Proxy Circular

Voting Information
Who May Vote
You are entitled to vote if you were a holder of common shares (“Common Shares”) of Manulife Financial Corporation (the “Company”) at the close of business on March 14, 2007. Each Common Share is entitled to one vote, subject to the Voting Restrictions noted below.
To vote Common Shares acquired after March 14, 2007, you must produce properly endorsed share certificates or otherwise establish that you own the shares. You must also request that your name be included on the list of shareholders entitled to vote no later than 10 days prior to the Meeting by contacting CIBC Mellon Trust Company (“CIBC Mellon”) or Mellon Investor Services LLC (“Mellon”), as set out on the proxy form.
Voting Restrictions
Shares cannot be voted either in person or by proxy if they are beneficially owned by:
▪	The Government of Canada or a provincial government or any of their agencies;

▪	The government of a foreign country or any political subdivision or any of their agencies; or

▪	Any person who has acquired more than 10% of any class of shares of the Company without the approval of the Minister of Finance (Canada).
In addition, no person and no entity controlled by any person may cast votes in respect of any Common Shares beneficially owned by the person or the entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.
Matters to be Voted On
You are voting on the matters referred to in the Business of the Annual Meeting. This includes the election of Directors, the appointment of auditors, the shareholder proposal and any other matter that may be properly brought before the Meeting.
How to Vote
How you vote depends on whether you are a registered or non-registered shareholder.
You are a registered shareholder if your Common Shares of the Company are registered in your name and:
1.	You have a share certificate; or

2.	You hold your shares through direct registration in the United States.
You are a non-registered shareholder if:
1.	You received (and continue to hold) a Share Ownership Statement issued when The Manufacturers Life Insurance Company (“Manufacturers Life”) demutualized and you have not requested a share certificate; or

2.	Your shares are registered in the name of an intermediary (for example, a bank, a trustee or a securities broker) or in the name of a depository of which the intermediary is a participant.
Please refer to the appropriate section for instructions on how to exercise your right to vote.
Voting by Registered Shareholders
As a registered shareholder, you may vote in person at the Annual Meeting or by proxy.
1.	Attend the Annual Meeting – You may attend the Meeting and vote in person. To vote shares registered in the name of a corporation, the corporation must have submitted a properly executed proxy to our transfer agent, CIBC Mellon or Mellon, authorizing you to do so.

2.	By Proxy – If you do not plan to attend the Meeting in person, you may vote by proxy in one of two ways:
(a)	By authorizing the management representatives of the Company named in the proxy form to vote your shares. You may convey your voting instructions by:
▪	Internet (Worldwide) – Go to the website indicated on the proxy form and follow the instructions;

▪	Telephone (North America) – Call the toll free number on the proxy form and follow the voice instructions;

▪	Mail (Worldwide) – Complete the proxy form in full, sign and return it in the envelope provided; or
(b)	You have the right to appoint some other person to attend the Meeting and vote your shares on your behalf. You may do this either by:
▪	Internet (Worldwide) – Go to the website indicated on the proxy form and follow the instructions;

▪	Mail (Worldwide) – Print your appointee’s name in the blank space on the proxy form and indicate how you would like your shares voted. Complete the proxy form in full, sign and return it in the envelope provided.
Your votes can only be counted if your appointee attends the Meeting and votes on your behalf.
Voting by Non-Registered Shareholders
If you are a non-registered shareholder who has requested Meeting materials, you will receive a package from the intermediary who holds your shares that will contain either:
▪	A proxy form registered as to the number of shares beneficially owned by you, but which is otherwise incomplete (the proxy form may be signed by the intermediary, but will be unsigned if you hold a Share Ownership Statement); or

▪	A voting instruction form.
Carefully follow the instructions that accompany the proxy form or voting instruction form.
If you are a non-registered shareholder in Hong Kong or the Philippines and your shares are held by a broker, you may not receive a proxy form or a voting instruction form. You should contact your broker if you wish to vote.
4     2006 MFC Proxy Circular

As a non-registered shareholder, you may vote in person at the Annual Meeting or by proxy.
1.	Attend the Annual Meeting
(a)	If you hold a Share Ownership Statement, simply attend the Meeting and vote;

(b)	If you have received a proxy form from your intermediary, insert your name in the blank space provided on the form. Sign the proxy form if it has not been signed by the intermediary. Return the completed proxy form in the enclosed envelope. When you arrive at the Meeting, you should advise the staff that you are a proxy appointee; or

(c)	If you have received a voting instruction form, follow the instructions on it.
2.	By Proxy
(a)	If you hold a Share Ownership Statement and do not plan to attend the Meeting in person, you may vote by authorizing the management representatives of the Company named in the proxy form, or a person of your choice, to vote your shares. If you choose this option, refer to paragraph 2(a) or paragraph 2(b) under the heading “Voting by Registered Shareholders — By Proxy”;

(b)	If you received a proxy form from your intermediary and do not plan to attend the Meeting in person, you may vote by authorizing the management representatives of the Company named in the proxy form, or a person of your choice, to vote your shares. If you appoint someone other than the management representatives to vote your shares, your votes can only be counted if your appointee attends the Meeting and votes on your behalf. If you choose this option, complete the proxy form in full, sign (if unsigned by the intermediary) and return it as instructed on the proxy form; or

(c)	If you have received a voting instruction form, follow the instructions on it.
To ensure that your vote is recorded, your proxy must be received by CIBC Mellon or Mellon as set out in the proxy form, no later than 5:00 p.m. (Eastern Time) on Tuesday, May 1, 2007, or if the Meeting is adjourned, no later than 5:00 p.m. (Eastern Time) on the second business day before the day to which the Meeting is adjourned.
Appointing a Proxyholder
By properly completing and returning a proxy form or voting instruction form, you are authorizing the person named in the form to attend the Meeting and to vote your shares.
In connection with any ballot that may be conducted, the shares represented by your proxy form or voting instruction form must be voted or withheld from voting as you instruct in the form and, if you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. If you have not specified how to vote on a particular matter, if any amendments are proposed to any matter, or if other matters are properly brought before the Meeting, then your proxyholder can vote your shares as your proxyholder sees fit on that matter. If you properly complete and return your proxy form or voting instruction form appointing management as your proxy, but do not specify how you wish the votes cast, your shares will be voted FOR the appointment of auditors, FOR the election of Directors nominated by management, AGAINST the shareholder proposal and, at the discretion of management, on any other matter which may be properly raised at the Meeting.
Revoking a Proxy
If you wish to revoke your vote on or before May 1, 2007, you may do so by re-voting. Thereafter, you may revoke your vote by delivering a written statement, signed by you or your authorized attorney to:
(a)	The Corporate Secretary of the Company at 200 Bloor Street East, NT-10, Toronto, Ontario, Canada, M4W 1E5 at any time up to and including May 2, 2007, or the business day preceding the day to which the Meeting is adjourned; or

(b)	The Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or the day to which the Meeting is adjourned.
Solicitation of Proxies
Your proxy is being solicited on behalf of the management of the Company. The solicitation will be primarily by mail, but may also be made by telephone and in writing. The Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of such services, estimated at $75,000, would be paid by the Company.
Number of Common Shares Outstanding
As of the record date, March 14, 2007, there were 1,543,483,206 Common Shares outstanding.
Subject to the Voting Restrictions previously referred to, the number of Common Shares outstanding equals the number of eligible votes.
No person or company is known to beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than five percent of the voting rights attached to any class of the shares of the Company.
Confidentiality
Your vote is confidential. The Company’s transfer agents maintain the confidentiality of the votes, and do not disclose individual shareholder votes or proxies to the Company unless a shareholder has made comments clearly intended for management or as may be required to comply with the law. The Company’s transfer agents may provide the Company with a status report on the total number of proxies received and the votes in respect of each item of business to be considered at the Meeting.
2006 MFC Proxy Circular     5

Procedure for Submitting a Shareholder Proposal for the Company’s Next Annual Meeting to be Held in 2008
The final date for submitting shareholder proposals to the Company is December 14, 2007.
The Company’s governing legislation, the Insurance Companies Act (Canada) (the “Act”), addresses the rights of shareholders to submit a proposal and the obligations of the Company in respect of proposals submitted.
The right of a shareholder to submit a proposal is subject to certain conditions set forth in the Act. The Company must attach any shareholder proposal complying with the requirements of the Act to the Notice of Meeting, together with a statement in support of the proposal from the shareholder, if requested. Under the Act, a shareholder proposal must be received at least 90 days before the anniversary date of the Notice of Meeting sent to shareholders in respect of the Company’s previous annual meeting.
Questions
If you have any questions regarding the Annual Meeting, please contact CIBC Mellon, Mellon or the authorized agent nearest you:

Canada:	CIBC Mellon: 1-800-783-9495

United States:	Mellon Investor Services LLC: 1-800-249-7702

Hong Kong:	Registered Shareholders:
Computershare Hong Kong Investor Services
Limited: 852-2862-8555

Share Ownership Statement Holders:
Hongkong and Shanghai Banking
Corporation: 852-2288-8346

Philippines:	The Hongkong and Shanghai Banking
Corporation Limited
(Philippines): 632-683-2685
Send all proposals in writing to:
Corporate Secretary
Manulife Financial Corporation
200 Bloor Street East, NT-10
Toronto, ON M4W 1E5
Fax: 416-926-3041
6     2006 MFC Proxy Circular

Nominees for the Board of Directors
The following individuals are the nominees for election to the Board. Important information regarding the nominees relating to committee memberships, meeting attendance, public board memberships and equity ownership is provided in the following charts. All successful nominees for the Board of Directors are elected for a term of one year, expiring at the next Annual Meeting.
Director Nominee Information
Arthur R. Sawchuk
Age: 71
Toronto, ON Canada
Director Since1: 1993
Independent2
Arthur Sawchuk is Chairman of the Board. Mr. Sawchuk retired from DuPont Canada Inc. as Executive Chairman after almost six years as Chairman, President and Chief Executive Officer and 40 years at DuPont Canada in various managerial positions. Mr. Sawchuk holds a B.Sc. in Mechanical Engineering from the University of Manitoba and is currently a member of the Association of Professional Engineers of Ontario. He also serves as a director of the Canadian Institute for Advanced Research.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	Bowater Inc.	1998 — Present
Audit and Risk Management	6 of 6	100%	Manitoba Telecom Services Inc.	1997 — Present
Conduct Review and Ethics	3 of 3	100%
Corporate Governance and Nominating (Chair)	5 of 5	100%
Management Resources and Compensation	7 of 7	100%
(Vice Chair)
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	43,250	37,207	80,457	$3,128,168	$300,000
2006	43,250	31,814	75,064	$2,793,882
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	10,000	$21.825	10,000	$170,550
Dominic D’Alessandro
Age: 60
Toronto, ON Canada
Director Since1: 1994
Not Independent
(Management)
Since Dominic D’Alessandro’s appointment as President and Chief Executive Officer in 1994, the Company has undergone a dramatic expansion of its operations and has emerged as one of the world’s leading life insurers. Mr. D’Alessandro holds a B.Sc. in Physics and Mathematics and he is a Chartered Accountant. Mr. D’Alessandro is also very active in community affairs. In recognition of his achievements, Mr. D’Alessandro was voted Canada’s Most Respected CEO in 2004 by his peers and was named Canada’s Outstanding CEO for 2002. He is an Officer of the Order of Canada. In 2006, Mr. D’Alessandro was named to the Advisory Committee on the Public Service of Canada and appointed to NAFTA’s North American Competitiveness Council.

Board/Committee Membership[10]:	Attendance[3] : [10]		Public Board Membership During Last Five Years:
Board of Directors	8 of 8	100%	Hudson's Bay Company	1996 — 2003
			Trans Canada Pipelines	2000 — 2003
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	562,500	1,266,134	1,828,634	$71,097,290	$8,600,270
2006	562,500	660,496	1,222,996	$45,519,911
Options Held: See “Statement of Executive Compensation” Section
John M. Cassaday
Age: 53
Toronto, ON Canada
Director Since1: 1993
Independent2
John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc., a position he has held since 1999. Corus is a Canadian leader in specialty television and radio and is a global leader in the production of children’s animation. Mr. Cassaday has also been Executive Vice President of Shaw Communications, President and Chief Executive Officer of Shaw Media, Star Choice Communications and of CTV Television Network. Mr. Cassaday has an MBA (Dean’s List) from The Rotman School of Management at the University of Toronto. Mr. Cassaday is also active in community affairs principally with the United Way, The Rotman School of Management and St. Michael’s Hospital.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	Corus Entertainment Inc.	1999 — Present
Corporate Governance and Nominating	4 of 5	80%	Sysco Corporation	2004 — Present
			Loblaw Companies Limited	1997 — 2004
			Masonite International Corporation	1992 — 2005
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	40,000	24,449	64,449	$2,505,777	$300,000
2006	40,000	20,436	60,436	$2,249,428
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	6,000	$21.825	6,000	$102,330
2006 MFC Proxy Circular     7

Lino J. Celeste
Age: 69
Saint John, NB Canada
Director Since1: 1994
Independent2
Lino Celeste is past Chairman of Aliant Inc., the merged Atlantic provinces telephone companies. Prior to assuming the Chairmanship, Mr. Celeste was President and Chief Executive Officer of New Brunswick Telephone Company Limited. Mr. Celeste holds a P.Eng. (Electrical Engineering) from the University of New Brunswick. He also served as a director of New Brunswick Electric Power Commission and as Chairman of the Greater Saint John Community Foundation, a charitable organization.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	Aliant Inc.	1999 — 2002
Audit and Risk Management	6 of 6	100%
Conduct Review and Ethics	3 of 3	100%
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	12,600	13,405	26,005	$1,011,074	$300,000
2006	12,600	11,114	23,714	$882,635
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	6,000	$21.825	6,000	$102,330
Gail C.A. Cook-Bennett
Age: 66
Toronto, ON Canada
Director Since1: 1978
Independent2
Gail Cook-Bennett is Chairperson of the Canada Pension Plan Investment Board, an investment management organization that invests the $110 billion Canada Pension Plan fund to help pay the benefits of 16 million Canadians who participate in the Plan. Dr. Cook-Bennett holds a BA (Honours) from Carleton University, and a PhD (Economics) from the University of Michigan. She holds a Doctor of Laws Degree (honoris causa) from Carleton University and is a Fellow of the Institute of Corporate Directors.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	7 of 9	78%	Emera Inc.	2004 — Present
Management Resources and Compensation	7 of 7	100%	Petro-Canada[11]	1991 — Present
			Transcontinental Inc.	1998 — 2004
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	15,000	8,361	23,361	$908,276	$300,000
2006	15,000	8,200	23,200	$863,504
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	6,000	$21.825	6,000	$102,330
Thomas P. d’Aquino
Age: 66
Ottawa, ON Canada
Director Since: 2005
Independent2
Thomas d’Aquino is Chief Executive and President of the Canadian Council of Chief Executives (“CCCE”), a research and advocacy group composed of 150 chief executives of Canada’s leading enterprises. Mr. d’Aquino holds a BA from the University of British Columbia, an LLB from Queen’s University and the University of British Columbia, an LLM from the University of London and Honorary Degrees of Doctor of Laws from Queen’s University and Wilfrid Laurier University. Mr. d’Aquino is active on numerous non-profit boards and advisory committees both nationally and internationally. He is Chair of the CCCE’s North American Security and Prosperity Initiative. He is currently Chair of Lawrence National Centre for Policy and Management at the Richard Ivey School of Business and he also chairs The National Gallery of Canada Foundation.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	CGI Inc.	2006 — Present
Audit and Risk Management	4 of 4[12]	100%
Conduct Review and Ethics	2 of 2[12]	100%
Management Resources and Compensation	7 of 7	100%
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	6,190	7,403	13,593	$528,496	$300,000
2006	3,600	3,126	6,726	$250,342
Options Held (Director option grants discontinued in 2004): Nil
8     2006 MFC Proxy Circular

Richard B. DeWolfe13
Age: 63
Westwood, MA U.S.A.
Director Since: 2004
Independent2
Richard DeWolfe is Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University. He is also a director of The Boston Foundation; Trustee of Boston University; Trustee of the 17136 Marine Biological Laboratory; and an honorary director of The Boston Center for Community and Justice. He was formerly Chairman and CEO of The DeWolfe Companies, Inc., the largest homeownership organization in New England, which was listed on the American Stock Exchange and acquired by Cendant Corporation in 2002. Mr. DeWolfe was formerly Chairman and Founder of Reliance Relocations Services, Inc. and was formerly Chairman of the Board of Trustees, Boston University.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	John Hancock Financial Services, Inc.	2002 — 2004
Audit and Risk Management (Co-Chair)[14]	6 of 6	100%
Conduct Review and Ethics (Co-Chair)[14]	3 of 3	100%
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	14,000	26,617	40,617	$1,579,189	$300,000
2006	14,000	20,986	34,986	$1,302,179
Options Held (Director option grants discontinued in 2004): Nil
Robert E. Dineen, Jr.
Age: 66
New York, NY U.S.A.
Director Since1: 1999
Independent2
Robert Dineen is of counsel to Shearman & Sterling LLP, a leading international law firm headquartered in New York where he was a partner from 1974 until his retirement in December 2005. Mr. Dineen holds a BA from Brown University and an LLB from Syracuse University. Mr. Dineen led several of the firm’s corporate groups, including groups in Latin America and Asia and its project finance work worldwide. Mr. Dineen has extensive experience in public finance transactions in the oil and gas pipeline business, and as a specialist in U.S. and international private banking and financial transactions.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	Nova Chemicals Corporation	1998 — Present
Audit and Risk Management	6 of 6	100%
Conduct Review and Ethics	3 of 3	100%
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	29,000	31,729	60,729	$2,361,144	$300,000
2006	29,000	31,116	60,116	$2,237,518
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	6,000	$21.825	6,000	$102,330
Pierre Y. Ducros
Age: 67
Montreal, QC Canada
Director Since1: 1999
Independent2
Pierre Ducros is President, P. Ducros & Associates Inc. in Montréal. Previously, he was Chairman, President and Chief Executive Officer of DMR Group Inc. which he co-founded in 1973, and Vice-Chairman of the Task Force on The Future of The Canadian Financial Services Sector (MacKay Task Force). Mr. Ducros holds a BA from the Université de Paris at Collège Stanislas in Montréal and a B.Eng. (Communications) from McGill University.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	Cognos Incorporated[15]	1986 — Present
Corporate Governance and Nominating	4 of 5	80%	Emergis Inc.	1998 — Present
			Rona Inc.	2005 — Present
			Telus	2005 — Present
			eNGENUITY Technologies Inc.	2002 — 2005
			Nstein Technologies Inc.	2002 — 2006
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	55,600	26,009	81,609	$3,172,958	$300,000
2006	55,600	21,872	77,472	$2,883,508
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	6,000	$21.825	6,000	$102,330
2006 MFC Proxy Circular     9

Allister P. Graham16
Age: 70
Toronto, ON Canada
Director Since1: 1996
Independent2
Allister Graham is the former Chairman and Chief Executive Officer of The Oshawa Group Limited, a food distributor. Currently, he serves as Chairman Emeritus of Nash Finch Company, a U.S. wholesale/retail food distributor. Mr. Graham is also a trustee of the Associated Brands Income Trust. He is a previous Chairman of the Retail Council of Canada and Food Distributors International of Washington, D.C.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	8 of 9	89%	Associated Brands Income Trust	2002 — Present
Audit and Risk Management	6 of 6	100%	Nash Finch Company (U.S.A.)	1992 — Present
Conduct Review and Ethics	3 of 3	100%
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	50,582	25,826	76,408	$2,970,743	$300,000
2006	50,448	21,442	71,890	$2,675,746
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	6,000	$21.825	6,000	$102,330
Scott M. Hand
Age: 64
Toronto, ON Canada
Independent2
Scott Hand was the Chairman and Chief Executive Officer of Inco Limited (“Inco”) from April 2002 until he retired in January 2007. Prior to that, Mr. Hand was the President of Inco and held positions in Strategic Planning, Business Development and Law. Inco has been a major global Canadian-based resources enterprise and a leading producer and marketer of nickel and other metals. Mr. Hand serves on the boards of a number of not-for-profit institutions, including the Ontario Heritage Foundation. Mr. Hand received a J.D. from Cornell University and a BA from Hamilton College.
Public Board Membership During Last Five Years:

Inco Limited	1991 — January 2007
Independence Community Bank Corp.	1987 — 2006
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	10,000	0	10,000	$388,800	$300,000
Options Held (Director option grants discontinued in 2004): Nil
Luther S. Helms
Age: 63
Scottsdale, AZ U.S.A
Independent2
Luther Helms has been the Managing Director of Sonata Capital Group (“Sonata”) since 2000. Sonata is a privately-owned registered investment advisory firm. Mr. Helms has extensive banking and financial services experience, holding various positions at Bank of America Corporation, including Vice Chairman from 1993-1998 and was the Vice Chairman of KeyBank from 1998-2000. Mr. Helms is a director of Lifelock, an identity theft protection company. Mr. Helms has an MBA from the University of Santa Clara and a BA in History and Economics from the University of Arizona.
Public Board Membership During Last Five Years:

ABM Industries Incorporated	1995 — Present
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	2,100	0	2,100	$81,648	$300,000
Options Held (Director option grants discontinued in 2004): Nil
10     2006 MFC Proxy Circular

Thomas E. Kierans
Age: 66
Toronto, ON Canada
Director Since1: 1990
Independent2
Thomas Kierans is the Chairman of The Canadian Journalism Foundation. Mr. Kierans holds a BA (Honours) from McGill University and an MBA (Finance), Dean’s Honours List, from the University of Chicago. Mr. Kierans has also been Chairman of CSI-Global Education Inc., Chairman of the Canadian Institute for Advanced Research, Chairman of the Board of the Toronto International Leadership Centre for Financial Sector Supervisors, President and Chief Executive Officer of the C.D. Howe Institute and President of McLeod Young Weir Limited (later ScotiaMcLeod Inc.).

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	Petro-Canada[11]	1991 — Present
Audit and Risk Management (Co-Chair)[14]	6 of 6	100%	BCE Inc.	1999 — 2004
Conduct Review and Ethics (Co-Chair)[14]	3 of 3	100%	Inmet Mining Corporation	1996 — 2004
Corporate Governance and Nominating	5 of 5	100%	IPSCO Inc.	1993 — 2003
			Teleglobe Inc.[17]	1999 — 2002
			Telesat Canada	1999 — 2004
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	61,362	0	61,362	$2,385,755	$300,000
2006	61,362	0	61,362	$2,283,894
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	6,000	$21.825	6,000	$ 102,330
Lorna R. Marsden
Age: 65
Toronto, ON Canada
Director Since1: 1995
Independent2
Lorna Marsden is President and Vice Chancellor and a member of the Board of Governors of York University. Dr. Marsden holds a BA from the University of Toronto and a PhD from Princeton University. A former member of the Senate of Canada, she serves as a director of several Canadian companies. Dr. Marsden is also active in non-profit organizations.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	SNC-Lavalin Group Inc.	2006 — Present
Management Resources and Compensation	7 of 7	100%	Westcoast Energy Inc.	1995 — 2002
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	38,664	12,416	51,080	$1,985,990 [18]	$300,000
2006	38,664	10,358	49,022	$1,824,599
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	6,000	$21.825	6,000	$102,330
Hugh W. Sloan, Jr.
Age: 66
Bloomfield Village, MI U.S.A.
Director Since1: 1985
Independent2
Hugh Sloan is Deputy Chairman of Woodbridge Foam Corporation, a manufacturer of automobile parts, where he held various management positions for more than 20 years. Mr. Sloan holds a BA (Honours) from Princeton University. Mr. Sloan serves as a director of a number of Canadian and American corporate, community and charitable organizations. He is a former Staff Assistant to President Richard Nixon and a former Trustee of Princeton University.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	Wescast Industries Inc.	1998 — Present
Corporate Governance and Nominating	5 of 5	100%	Virtek Vision International, Inc.	2000 — 2005
Management Resources and Compensation	7 of 7	100%
(Chair)
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	14,420	19,336	33,756	$1,312,433	$300,000
2006	14,420	16,514	30,934	$1,151,363
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	6,000	$21.825	6,000	$102,330
2006 MFC Proxy Circular     11

Gordon G. Thiessen
Age: 68
Ottawa, ON Canada
Director Since1: 2002
Independent2
Gordon Thiessen joined the Board following a distinguished career with the Bank of Canada that began in 1963 and culminated in a seven-year term as the Bank’s Governor. He is Chairman of the Canadian Public Accountability Board, the oversight body for the auditing profession in Canada. Mr. Thiessen holds a BA (Honours), an MA from the University of Saskatchewan and a PhD from the London School of Economics. Mr. Thiessen also serves as a director of the Institute for Research on Public Policy.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors	9 of 9	100%	IPSCO Inc.	2001 — Present
Management Resources and Compensation	7 of 7	100%
Securities Held:

	Common		Total Common	Total Market Value of	Minimum
Year	Shares[4]	DSUs[5]	Shares and DSUs	Common Shares and DSUs[6]	Ownership Requirement[7]
2007	1,000	20,868	21,868	$850,228	$300,000
2006	0	18,600	18,600	$692,292
Options Held (Director option grants discontinued in 2004):

		Number			Value of Options
Date Granted	Expiry Date	Granted	Exercise Price[8]	Total Unexercised	Unexercised[9]
July 2, 2002	July 2, 2012	6,000	$21.825	6,000	$102,330

[1]	“Director Since” refers to the year the Director was first elected to the Board of Manufacturers Life. When Manufacturers Life demutualized in 1999, it became a wholly-owned subsidiary of the Company.

[2]	“Independent” refers to the standards of independence established under Section 303A.02 of the New York Stock Exchange Listed Company Manual, Section 301 of SOX and Section 1.2 of Canadian Securities Administrators’ National Instrument 58-101 — Disclosure of Corporate Governance Practices.

[3]	It is the policy of the Company that Directors attend the Annual Meeting and all meetings of the Board and its committees on which they sit, unless circumstances make it impossible to do so.

[4]	“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the Director, as of March 14, 2007 and March 15, 2006, respectively, on a post stock dividend basis.

[5]	“DSUs” refers to the number of deferred share units held by the Director as of March 14, 2007 and March 15, 2006, respectively, on a post stock dividend basis. Richard B. DeWolfe’s DSUs include 10,660 DSUs granted by John Hancock Financial Services, Inc. prior to the merger that are only redeemable in cash.

[6]	The “Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of March 14, 2007 ($38.88) and March 15, 2006 ($37.22, after adjusting for the 2006 stock dividend), respectively, times the number of Common Shares and DSUs outstanding as of March 14, 2007 and March 15, 2006.

[7]	All Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Common and Preferred Shares and DSUs are considered equity for this purpose, while stock options are not. Directors must take compensation in DSUs until the minimum threshold is met (see Schedule “A” Statement of Corporate Governance Practices — Director Share Ownership). The minimum required for Dominic D’Alessandro, as President and CEO, is equal to seven times his base salary (see “Report on Executive Compensation — Executive Share Ownership Guidelines”). Mr. D’Alessandro meets this requirement.

[8]	The “Exercise Price” is the closing price of the Common Shares on the TSX on the last trading day prior to the grant date.

[9]	The “Value of Options Unexercised” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 14, 2007 and the exercise price of the options multiplied by the number of unexercised options on March 14, 2007 on a post stock dividend basis.

[10]	Dominic D’Alessandro is not a member of any Board committee. He attends committee meetings at the invitation of the Chair. One Board meeting in 2006 was for independent Directors only.

[11]	Gail C.A. Cook-Bennett and Thomas E. Kierans also serve together on the Board of Petro-Canada.

[12]	Thomas P. d’Aquino was appointed to the Audit and Risk Management Committee and the Conduct Review and Ethics Committee at the Board meeting on May 4, 2006.

[13]	Richard B. DeWolfe was a director of Response U.S.A., Inc. (“Response”) until October 2000. In May 2001, Response commenced proceedings under applicable bankruptcy statutes in the United States.

[14]	Messrs. DeWolfe and Kierans were appointed Co-Chairs of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee at the Board Meeting on May 4, 2006.

[15]	Pierre Ducros was a director of Cognos Incorporated (“Cognos”) during the period from November 2005 to July 2006, during which time the United States Securities and Exchange Commission (“SEC”) conducted a review of the revenue recognition policy used by Cognos in its periodic reports. During the course of the SEC review, Cognos delayed filing its financial statements. As a result of this filing delay, the Ontario Securities Commission (“OSC”) imposed a management and insider cease trade order against Cognos on June 14, 2006. The SEC review was concluded in July 2006 without objection to Cognos’ revenue recognition policy. The management and cease trade order imposed by the OSC was lifted on August 4, 2006, two full business days after Cognos filed its delayed financial statements with the OSC.

[16]	Allister P. Graham was a director of Dylex Limited (“Dylex”) until May 2001. In August 2001, Dylex initiated proceedings under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) and certain creditors filed petitions in bankruptcy. In September 2001, a receiving order was made against Dylex and a trustee in bankruptcy was appointed.

[17]	Thomas E. Kierans was a director of Teleglobe Inc. (“Teleglobe”) until April 23, 2002. On May 15, 2002, Teleglobe announced that it had obtained creditor protection under the CCAA and that it had initiated ancillary filings in the United States and the United Kingdom.

[18]	Lorna R. Marsden also owns 20,000 Non-Cumulative Class A Shares, Series 1 of the Company.
12     2006 MFC Proxy Circular

Board of Directors’ Compensation
The Board of Directors’ compensation is designed to attract and retain highly talented, committed and experienced Directors. Directors must be competitively compensated, consistent with the size and complexity of the Company and the expected contribution of the Directors.
The Company believes that the overall structure of its Directors’ compensation program is designed to ensure that Directors act in the long-term interests of the Company. Only non-employee Directors are compensated for Board service.
Amounts paid are in respect of a Director’s services to both the Company and Manufacturers Life, the cost of which is shared equally between the two companies. All meetings of the Boards of the Company and Manufacturers Life are held concurrently, as are the meetings of each of their committees.
Directors’ Compensation Schedule

Annual Retainer for Chair of the Board[1]	$350,000
Annual Board Retainer[2]	$110,000
Per Board Meeting Fee	$1,500
Committee Chairperson Retainer for serving on both (in addition to Committee Membership Fee):
▪ Audit and Risk Management Committee; and	$35,000
▪ Conduct Review and Ethics Committee
Committee Chairperson Retainer for serving on (in addition to Committee Membership Fee):
▪ Corporate Governance and Nominating Committee	$5,000
Committee Chairperson Retainer for serving on (in addition to Committee Membership Fee):
▪ Management Resources and Compensation Committee	$12,000
Committee Membership Retainer for serving on both:
▪ Audit and Risk Management Committee; and	$15,000
▪ Conduct Review and Ethics Committee
Committee Membership Retainer for serving on:
▪ Corporate Governance and Nominating Committee	$3,000
Committee Membership Retainer for serving on:
▪ Management Resources and Compensation Committee	$3,000
Per Committee Meeting Fee (all Committees)	$1,200
Travel Fees Per Trip (where applicable and dependent on distance traveled)	$500/$750/$1,200

[1]	The Chair receives this Annual Retainer and no other fees for Board or Committee meetings or for acting as Chair of any Committee.

[2]	The Annual Board Retainer includes compensation for time spent at orientation and education programs that assist Directors to better understand the Company, as well as their duties and responsibilities on the Board.
Directors are reimbursed for travel and other expenses incurred for attendance at Board and committee meetings.
Stock Plan for Non-Employee Directors
The Stock Plan for Non-Employee Directors (the “Stock Plan”), allows non-employee Directors to choose to receive either 50% or 100% of their compensation in Common Shares or deferred share units (“DSUs”) instead of cash. The Stock Plan may be amended provided regulatory and shareholder approval are received where such approvals are required by law or agreement.
DSUs awarded to Directors are fully vested on the date of grant. The number of DSUs granted is determined by dividing the dollar value to be received by the closing price of the Common Shares on the TSX on the last trading day prior to the date of grant. Upon termination of Board service, non-employee Directors may elect to receive cash or Common Shares equal to the value of their DSUs. DSUs are only transferable upon death. The maximum number of Common Shares and DSUs that may be issued under the Stock Plan is 1,000,000 (post stock dividend) or less than 0.1% of the outstanding Common Shares as of March 14, 2007. As of March 14, 2007, 242,966 DSUs were outstanding under the Stock Plan, representing less than 0.1% of the outstanding Common Shares as of that date.
Director Equity Incentive Plan
The Director Equity Incentive Plan (the “Incentive Plan”) was intended to permit equity compensation to be granted to non-employee Directors in the form of stock options, share appreciation rights or DSUs (collectively, “Awards”). Such equity compensation was to be in addition to that available to non-employee Directors pursuant to elections under the Stock Plan. The Incentive Plan may be amended provided regulatory and shareholder approval have been received, where such approvals are required by law or agreement.
In 2004 the Board of Directors resolved to permanently discontinue stock option grants under the Incentive Plan and in 2006 chose not to increase the number of Common Shares issuable under the Incentive Plan in connection with the stock dividend. No Awards have been granted to non-employee Directors under the Incentive Plan except for the stock options granted in 2002, the terms of which are set out in the charts under “Nominees for the Board of Directors”. The stock options granted in 2002 will continue in effect in accordance with their terms and the terms of the Incentive Plan.
2006 MFC Proxy Circular      13

The stock options have a maximum exercise period of 10 years and were fully vested on the date of the grant. Upon termination of Board service, stock options are exercisable for a period of three years (for reasons other than death) and for a period of one year following death. Stock options are transferable upon death, at which time they may be passed on to a beneficiary or estate.
The maximum number of Common Shares that may be issued under the Incentive Plan is 500,000 or less than 0.1% of the outstanding Common Shares as of March 14, 2007. As of March 14, 2007, the total number of Common Shares that may be issued upon the exercise of the stock options outstanding under the Incentive Plan is 82,000, representing less than 0.1% of the outstanding Common Shares as of that date.
2006 Directors’ Compensation
The total compensation paid to the Directors of the Company and Manufacturers Life for the year ended December 31, 2006 was $2,252,190, paid as follows:

			Board	Committee	Committee	Committee
	Compensation	Board	Meeting	Chairperson	Membership	Meeting Fees	Travel	Total
Director	Election	Retainer ($)	Fees ($)[1]	Retainer ($)	Retainer ($)	($)	Fees ($)	Compensation ($)
John M. Cassaday	100% DSUs	110,000	15,000	0	3,000	4,800	0	132,800
Lino J. Celeste	50% DSUs, 50% Cash	110,000	15,000	0	15,000	7,200	5,250	152,450
Gail C. A. Cook-Bennett	100% Cash	110,000	10,500	0	3,000	8,400	0	131,900
Thomas P. d’Aquino[2]	100% DSUs	110,000	15,000	0	13,000	13,200	4,000	155,200
Richard B. DeWolfe[3,4]	100% DSUs	110,000	15,000	23,333	15,000	7,200	5,250	199,928
Robert E. Dineen, Jr.[3]	100% Cash	110,000	15,000	0	15,000	7,200	5,250	173,550
Pierre Y. Ducros	100% DSUs	110,000	15,000	0	3,000	4,800	3,500	136,300
Allister P. Graham	100% DSUs	110,000	13,500	0	15,000	7,200	0	145,700
Thomas E. Kierans[4]	100% Cash	110,000	15,000	35,000	18,000	13,200	0	191,200
Lorna R. Marsden	50% DSUs, 50% Cash	110,000	15,000	0	3,000	8,400	0	136,400
Arthur R. Sawchuk	50% DSUs, 50% Cash	350,000	0	0	0	0	0	350,000
Hugh W. Sloan, Jr.[3]	50% DSUs, 50% Cash	110,000	15,000	12,000	6,000	14,400	4,000	183,829
Gordon G. Thiessen	50% DSUs, 50% Cash	110,000	15,000	0	3,000	8,400	3,500	139,900
Michael H. Wilson[5]	100% Cash	18,333	3,000	0	500	1,200	0	23,033

TOTAL:								$2,252,190

[1]	The Meetings held in Hong Kong and Tokyo during the Board’s site visits counted as one Board Meeting for attendance purposes; however, as the Meetings spanned over two days, Directors were paid a Board Meeting Fee for each day.

[2]	Thomas P. d’Aquino was appointed to the Audit and Risk Management Committee and the Conduct Review and Ethics Committee at the Board Meeting on May 4, 2006.

[3]	Directors who are resident outside Canada receive their fees in U.S. dollars (shaded numbers indicate U.S. dollars). “Total Compensation” for these Directors was converted to Canadian dollars using an exchange rate of Cdn$1.1627 in Q1, Cdn$1.1159 in Q2, Cdn$1.1109 in Q3 and Cdn$1.1599 in Q4 per US$1.00.

[4]	Messrs. DeWolfe and Kierans were appointed Co-Chairs of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee at the Board Meeting on May 4, 2006.

[5]	Michael H. Wilson resigned as a Director on February 28, 2006 after being appointed Canada’s Ambassador to the United States.
14     2006 MFC Proxy Circular

Report of the Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee (“Governance Committee”) is responsible for the Company’s corporate governance, selecting Director nominees, assessing the effectiveness of the Board, its committees, Chairs and individual Directors, and the performance assessment of the President and CEO. The Governance Committee seeks to achieve high standards of governance by continually reviewing the Company’s governance practices and benchmarking them against domestic and international standards. The Governance Committee meets the independence requirements prescribed by applicable securities regulations and by the stock exchanges on which the Company’s securities are listed.
The Governance Committee held five meetings in 2006. The President and CEO attended the meetings at the invitation of the Chair of the Governance Committee. The Governance Committee met in camera without management at the end of each meeting. In 2006, the Governance Committee, in accordance with its charter, accomplished the following.
Board and Committee Evaluation
The Board’s 2006 Plan of Improvement was developed following the 2005 Board Evaluation. Although the evaluation demonstrated a high degree of satisfaction with the performance of the Board, the Board established the following improvement priorities for 2006, which were monitored throughout the year:
▪	Continued focus on succession planning and personnel matters.

▪	Continued focus on operations in Asia and Japan, including management presentations and greater exposure to Asia and Japan management. In 2006, the Board held on-site meetings in Hong Kong and Tokyo.

▪	Review and update of the Directors’ Manual, focusing on governance policies and practices. The Directors continue to support strong governance and strive to meet and set best practice standards. The Directors identified parameters for an updated Directors’ Manual and approved a revised Board Mandate and new Board Policies in 2006, to be incorporated into the Directors’ Manual. (See Schedule “A” Statement of Corporate Governance Practices – Director Education and Orientation for more information about the Directors’ Manual.)

▪	Continued focus on improvement of presentations and pre-meeting materials provided to the Board.
In 2006, the Governance Committee reviewed the criteria for Director effectiveness, suggestions for improvement of Board effectiveness and emerging trends in corporate governance. The Directors completed an evaluation and assessment of the Board, the Board committees and the contributions of individual Directors. The assessment rated performance against criteria defined in the Board and committees’ mandates. The results of the 2006 evaluation reinforced the satisfaction of the Directors with the performance of the Board and identified areas of strength, areas for improvement and objectives for the coming year. The evaluation identified the following priorities, which the Board will focus on in 2007:
▪	Strategy: Discuss challenges and opportunities at every Board of Directors meeting and review of the business.

▪	Succession: Continue to focus on succession planning of the Board, the Chair, the CEO, Senior Management and other management levels.

▪	Knowledge of Operations: Continue visits to Company offices as a means to better understand the businesses and to be exposed to high potential executive and management employees.

▪	Management Presentations to the Board: Focus management presentations to the Board on issues, challenges and risks, allowing for increased time with management to discuss these matters.

▪	Director Education: Continue to provide the Board seminars which the Directors find very valuable.

▪	Governance: Continue to lead in the area of Corporate Governance, without compromising the Directors’ other stewardship responsibilities. Adopt meaningful, practical, value-added practices.
Corporate Governance
In order to maintain the Company’s high standards of corporate governance, the Governance Committee did the following in 2006:
▪	Monitored corporate governance developments and made recommendations to the Board to improve the Company’s corporate governance program. This resulted in an amended Board Mandate, Board Policies and a review of and recommendation for improvement of the Directors’ Manual.

▪	Implemented a new policy that all new independent Directors initially be appointed to the Audit Committee. This will expose the Director to all aspects of the financial and risk management elements of the Company and to help new Directors quickly learn the business model.

▪	Agreed that all Directors would become members of the Institute of Corporate Directors, a recognized educational organization for Directors, to enhance their knowledge of directors’ responsibilities and current governance trends.

▪	Amended its Majority Election of Directors Policy (see Schedule “B” Board of Directors’ Mandate and Board Policies – Board Policies).
2006 MFC Proxy Circular     15

▪	Assessed shareholder proposals and recommended appropriate responses to the Board to be included in the Proxy Circular for consideration at the Annual Meeting of Shareholders.
Board and Committee Composition
In relation to the Board and its committees, the Governance Committee:
▪	Completed a review of the Board committee structure and composition.

▪	Appointed a new member to the Audit Committee to comply with the new policy to initially appoint all new independent Directors to the Audit Committee.

▪	Reviewed the size and composition of the Board, taking into consideration the experience of the Directors and the criteria set out in the Board of Directors’ Matrix.

▪	Engaged in a Board renewal process. The Governance Committee examined the size and composition of the Board, the Directors’ selection criteria and the Directors’ Matrix of skills and experience, identifying certain gaps and the pending Director retirements. This resulted in amendments to the Directors’ selection criteria relating to residency, chief financial officer/chartered accountant experience and current or former chief executive officer experience. The Governance Committee engaged Egon Zehnder, an executive search firm, to assist in identifying additional qualified candidates as potential nominees.

▪	Confirmed the independence of all Directors, except Mr. D’Alessandro who is not independent as he is the President and CEO of the Company.

▪	Commenced search for nominees for election to the Board of Directors and in 2007 recommended the nominees for election to the Board of Directors at the Annual Meeting in 2007, including two new nominees (see “Nominees for the Board of Directors” for information on all nominees).
The Governance Committee has developed criteria for the selection of Director nominees which include professional experience and personal characteristics. The Governance Committee determined that each of the nominees met the following personal characteristic expectations:
▪	High level of personal and professional integrity.

▪	Mature judgment developed from a strong and sustained history of professional, business, academic or other achievement.

▪	Previous experience relevant to the operations of the Company.

▪	Financial literacy and/or financial expertise.

▪	Commitment of time and effort to become a meaningful contributor. The number of other board memberships and other commitments were taken into consideration.

▪	Commitment to serve over a number of years to fully understand the complexities of the Company’s strategies, operations and challenges.

▪	Understanding and ability to exercise a Director’s fiduciary duty to the Company, its shareholders, policyholders and other stakeholders.

▪	A cooperative and collegial personality, while being an independent thinker and willing to act and be accountable for decisions taken.

▪	Complementary strengths, expertise and skills to other Directors.
Annual Review of the President and CEO
A critical function of the Governance Committee is the annual review of the position and of the incumbent President and CEO. In this regard, the Governance Committee:
▪	Reviewed the succession process for the President and CEO.

▪	Reviewed and recommended for approval to the Board, the 2007 Non-Financial Objectives and Goals of the President and CEO.

▪	Evaluated the performance of the President and CEO, including being satisfied as to the integrity of the President and CEO and his contribution in creating a culture of integrity throughout the Company.

▪	Recommended the compensation for the President and CEO for approval by the Board. The details are included in the “Report on Executive Compensation” — “Report on President and CEO Compensation”.

▪	Employed an independent consultant to provide advice and guidance on the compensation of the President and CEO. In 2006, the Governance Committee retained both Mercer Human Resource Consulting (“Mercer”) and Hugessen Consulting Inc. (“HCI”) as its compensation consultants. The change in advisors occurred as a result of the move by the Governance Committee’s primary advisor from Mercer to HCI. When this move took place, the Management Resources and Compensation Committee engaged in a consultant review process which is described in the report of that committee.
The Governance Committee reviewed its charter and as a result of this review minor amendments were made to its charter. The Governance Committee also assessed its performance against its charter and determined that it met the terms of its charter in 2006. A scorecard of the Governance Committee’s compliance with its charter and the charter can be found at www.manulife.com.
Signed,
Arthur R. Sawchuk (Chair)
John M. Cassaday
Pierre Y. Ducros
Thomas E. Kierans
Hugh W. Sloan, Jr.
16     2006 MFC Proxy Circular

Report of the Audit and Risk Management Committee
The Audit and Risk Management Committee (“Audit Committee”) assists the Board in its oversight role with respect to the quality and integrity of financial information, reporting disclosure, risk management, the performance, qualifications and independence of the independent auditor, the performance of the internal audit function and legal and regulatory compliance. The Audit Committee meets in camera with the independent auditor, internal auditor and Appointed Actuary to review management’s financial stewardship. The Chair, on behalf of the Audit Committee, also meets with the Chief Risk Officer.
The Audit Committee meets the independence requirements prescribed by applicable securities and other regulators which regulate the Company and by the stock exchanges on which the Company’s securities are listed. The Audit Committee and the Board of Directors have reviewed the Audit Committee membership and determined that all members are financially literate as required by the Corporate Governance Rules of the New York Stock Exchange and the applicable regulations of the Canadian Securities Administrators. The Board has also determined that 6 of the 7 members, being Messrs. Celeste, DeWolfe, Dineen, Graham, Kierans and Sawchuk, have the necessary qualifications to be designated as financial experts under SOX.
In 2006, the Audit Committee held five regular meetings and one teleconference. The President and CEO attended the meetings at the invitation of the Chair of the Audit Committee. The Audit Committee met in camera without management at the end of each meeting. In 2006, the Audit Committee, in accordance with its charter, accomplished the following.
Annual Statement
▪	Reviewed and discussed with management and the independent auditor the audited annual financial statements.

▪	Discussed with the independent auditor all matters required to be discussed by professional auditing guidelines and standards in Canada and the United States, including confirmation of the independent auditor’s independence.

▪	Received the written disclosures from the independent auditor recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States.

▪	Recommended to the Board that the 2005 audited financial statements of the Company be approved.
Independent Auditor
▪	Reviewed the qualifications, performance and independence of the independent auditor, recommended reappointment of the independent auditor for shareholders’ approval, and recommended the compensation of the independent auditor to the Board.

▪	Reviewed the independence and qualifications of the independent auditor, based on the independent auditor’s disclosure of its relationship with the Company.

▪	Approved audit and permitted non-audit services to be performed by the independent auditor, including terms and fees.

▪	Delegated authority to a member of the Audit Committee to approve requests received during the year for audit and permitted non-audit services to be provided by the independent auditor and reviewed the decisions of the delegate at the next meeting.

▪	Reviewed the overall scope and plan of the annual audit with the independent auditor and management.

▪	Met regularly in camera with the independent auditor.
Internal Auditor
▪	Reviewed and approved the mandate of the Internal Audit department.

▪	Reviewed the independence, qualifications, staffing, budget and annual work plan of the internal audit department.

▪	Reviewed the periodic reports of the internal audit department on internal audit activities and the results of the audits.

▪	Met regularly in camera with the internal auditor.
Appointed Actuary
▪	Reviewed reports, opinions and recommendations prepared by the Appointed Actuary of the Company in compliance with the Act.

▪	Met in camera with the Appointed Actuary.
Financial Reporting
▪	Reviewed any significant changes to the accounting principles and practices.

▪	Reviewed and recommended for approval by the Board the interim quarterly financial statements and the annual consolidated financial statements with management and the independent auditor prior to publication.

▪	Reviewed significant financial reporting issues and judgments made in connection with preparation of financial statements.

▪	Reviewed the certification process for annual and interim filings with the Chief Executive Officer and the Chief Financial Officer.

▪	Reviewed Canadian Institute of Chartered Accountants Handbook section 3855 Financial Instruments – Recognition and Measurement (S3855), a new accounting standard, with management.
2006 MFC Proxy Circular     17

▪	Reviewed and recommended for approval by the Board the two for one stock split by way of common share dividend.

▪	Approved material capital market financings put in place to support the Company’s operations.
Risk Management and Regulatory Compliance
▪	Reviewed management’s reports on the status of the Company’s risk management activities and initiatives.

▪	Ensured that the enterprise-wide risk management process is appropriate and that the Chief Risk Officer provided regular reports to the Audit Committee.

▪	Reviewed and approved risk management policies recommended by management. This included the approval of the Global Privacy Risk Management Policy, which establishes privacy principles to be used globally as the basis for privacy policies adopted outside Canada.

▪	Reviewed management reports demonstrating compliance with risk management policies.

▪	Reviewed reports from the independent auditor and the internal auditor relating to the adequacy of the Company’s risk management practices, as well as management’s responses.

▪	Reviewed the General Counsel’s report on legal matters that may have a material impact on the Company.

▪	Reviewed the Global Chief Compliance Officer’s report on the Company’s compliance with applicable laws and regulations.

▪	Held its annual meeting with the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”) to discuss OSFI’s findings and recommendations arising from OSFI’s annual examination and management’s response.

▪	Closely monitored the Company’s progress on its project related to SOX certification requirements.
The Audit Committee reviewed its charter and as a result of this review minor amendments were made to its charter. The Audit Committee also assessed its performance against its charter and determined that it met the terms of its charter in 2006. A scorecard of the Audit Committee’s compliance with its charter and the charter can be found at www.manulife.com.
Signed,
Thomas E. Kierans (Co-Chair)*
Richard B. DeWolfe (Co-Chair)*
Lino J. Celeste
Thomas P. d’Aquino**
Robert E. Dineen, Jr.
Allister P. Graham
Arthur R. Sawchuk

*	Appointed Co-Chairs May 2006

**	Appointed to the Audit Committee May 2006
18     2006 MFC Proxy Circular

Report of the Conduct Review and Ethics Committee
The Conduct Review and Ethics Committee (“Ethics Committee”) assists the Board in its oversight role with respect to ethics, conflicts of interest, use of confidential information, customer complaints, arrangements with individuals or entities who are related to the Company, and transactions that could have a material impact on the stability or solvency of the Company.
The Ethics Committee meets the independence requirements prescribed by applicable securities and other regulators which regulate the Company and by the stock exchanges on which the Company’s securities are listed.
In 2006, the Ethics Committee met three times. The President and CEO attended the meetings at the invitation of the Chair of the Ethics Committee. The Ethics Committee met in camera without management at the end of each meeting.
In 2006, the Ethics Committee, in accordance with its charter, accomplished the following:
▪	Reviewed and approved minor revisions to the Code of Business Conduct and Ethics (“Code”).

▪	As part of the annual review of the Code, acknowledged the implementation by management of a third party reporting system to permit employees to submit their ethics concerns anonymously through the internet or telephone, and an online training program relating to the Code, the Code certification process and the Conflict of Interest Disclosure Statement.

▪	Approved revised Procedures for Related Party Transactions, reviewed the effectiveness of these Procedures and reviewed the Company’s practices to ensure the identification of any material related party transactions.

▪	Received a report from management that there were no material related party transactions.

▪	Reviewed, assessed and approved revised procedures relating to conflicts of interest and restrictions on the use of confidential information.

▪	Confirmed that no executives or Directors requested a waiver of the Code and that no waivers were granted.

▪	Reviewed practices for disclosure of information to customers and dealing with customer complaints.
The Ethics Committee reviewed its charter and as a result of this review made amendments to its charter. The Ethics Committee also assessed its performance with its charter and determined that it met the terms of its charter in 2006. A scorecard of the Ethics Committee’s compliance with its charter and the charter can be found at www.manulife.com.
Signed,
Thomas E. Kierans (Co-Chair)*
Richard B. DeWolfe (Co-Chair)*
Lino J. Celeste
Thomas P. d’Aquino**
Robert E. Dineen, Jr.
Allister P. Graham
Arthur R. Sawchuk

*	Appointed Co-Chairs May 2006

**	Appointed to the Ethics Committee May 2006
2006 MFC Proxy Circular     19

Report of the Management Resources and Compensation Committee
The Management Resources and Compensation Committee (“Compensation Committee”) assists the Board in its oversight of the Company’s global human resources strategy, policies and programs. The Compensation Committee’s primary focus is on the compensation, development and succession of executives. The Compensation Committee is also responsible for ensuring that relevant information on executive compensation is clearly disclosed to the Company’s shareholders and other stakeholders. The Compensation Committee meets the independence requirements prescribed by applicable securities regulations and by the stock exchanges on which the Company’s securities are listed.
The Compensation Committee met seven times during 2006. The President and CEO, other members of management and the Compensation Committee’s external advisors attended meetings at the invitation of the Chair of the Compensation Committee. Detailed materials were distributed in advance of each meeting, containing information which allowed the Committee to make informed decisions. In camera sessions were held at each meeting for committee members only.
In 2006, the Compensation Committee, in accordance with its charter, accomplished the following.
▪	Reviewed the annual objectives and performance assessments of senior executives with the CEO, including their contribution to the creation of a culture of integrity.

▪	Reviewed executive compensation programs and compensation awarded to Senior Executive Vice Presidents and Executive Vice Presidents. Compensation for the President and CEO was reviewed separately by the Governance Committee and recommended to the full Board for approval. All Compensation Committee recommendations were put forward to the full Board for approval.

▪	Assessed the Company’s officer talent pool and its succession plans. This included confirming Robert Cook as Senior Executive Vice President and General Manager Asia and Japan, and Paul Rooney as Senior Executive Vice President and General Manager Canada, in anticipation of the respective retirements of Vic Apps and Bruce Gordon.

▪	Carried out its fiduciary and non-fiduciary oversight accountability for pension plans.

▪	Reviewed a special report on the incremental compensation that each Named Executive Officer would receive if they were to leave the Company. This incremental compensation would be in addition to any annual compensation and vesting that has occurred as part of normal employment for the Named Executive Officers. The purpose of this report was to ensure the Compensation Committee understood the fiscal implications of any Named Executive Officer leaving the Company.

▪	Reviewed the annual employee engagement survey results and annual Company demographics report.

▪	Reviewed and approved the executive compensation disclosure in the Proxy Circular.

▪	Selected a new independent advisor.
The Compensation Committee directly employs an independent advisor to provide it with advice and guidance on compensation issues. All work undertaken by the consultant must be pre-approved by the Chair of the Compensation Committee. The Compensation Committee had two such advisors during 2006, Mercer and HCI.
A change in advisor was prompted when the Compensation Committee’s primary consultant left Mercer in 2006 to form HCI. The Compensation Committee invited a number of recognized external consultants to submit proposals to provide this service and met with several of the finalists. HCI was selected as the primary advisor on the strength of its experience providing large, global corporations in Canada with advice on executive and Board compensation issues.
During 2006, advisor fees were as follows:
▪	Mercer’s fees for executive compensation consultant services to the Compensation Committee and the Governance Committee were $89,000. Mercer also earned $1.2 million by providing pension and benefit consulting, administration and actuarial services to the Company in Canada, Japan and the United Kingdom, benefits consulting in the U.S., and administration and compensation consulting services in various locations.

▪	HCI’s fees for executive compensation consultant services to the Compensation Committee and the Governance Committee were $93,000. Services included participation at committee meetings and conducting a comprehensive review of senior executive compensation relative to market practice. HCI did not provide any other services to the Company during 2006.
The Compensation Committee reviewed its charter and as a result of this review made amendments to its charter. The Compensation Committee also assessed its performance against its charter and determined that it met the terms of its charter in 2006. A scorecard of the Compensation Committee’s compliance with its charter and the charter itself can be found at www.manulife.com.
Signed,
Hugh W. Sloan, Jr. (Chair)
Arthur R. Sawchuk (Vice Chair)
Gail C.A. Cook-Bennett
Thomas P. d’Aquino
Lorna R. Marsden
Gordon G. Thiessen
20     2006 MFC Proxy Circular

Report on Executive Compensation
Compensation Philosophy
The Company is committed to managing its human resources with the same discipline it applies to its financial resources. The Company believes that the caliber and commitment of its 325 executives (Vice Presidents and above) worldwide are critical to the continued success and superior performance of the Company. Following the Company’s initial public offering in 1999, total returns to shareholders were 380% for the 7 year period ending December 31, 2006.
The Company’s global compensation program is designed to attract and retain executives who are motivated to execute the Company’s short, medium and long-term goals and to act in the best interests of the Company and its shareholders. The program, in combination with rigorous assessment of performance and potential, allows the Company to significantly differentiate the rewards paid to its strongest and most valuable executives.
The Company’s compensation program is principally performance-based. Incentive plans are stress-tested and reviewed against annual corporate objectives and against the performance of peer companies. Short-term cash compensation, such as base salary and annual incentive, is driven by individual performance as well as divisional and Company results for the preceding year. Mid-term and long-term incentives, such as restricted share units (“RSUs”) and stock options, reflect the future value that individuals are expected to contribute to the Company, and are awarded in amounts consistent with the Company’s expectations of their future potential. These incentives also serve as retention tools. Mandatory share ownership guidelines further align executives’ and shareholder interests.
The compensation program is integrated with the Company’s talent and succession management programs. The Company actively tracks and manages its high potential talent pool and leadership pipeline at all levels. This allows the Company to move existing talent globally and in the process, provide development opportunities, promote common corporate values and the transfer of expertise. Talent management goals are part of the performance objectives of senior executives to ensure talent development is given meaningful sponsorship within the Company.
Compensation Structure and Mix
The focus of the Company’s executive compensation program is total rewards, or the sum of all compensation provided to executives. The main components of the total rewards structure are base salary, annual incentive, RSUs, stock options, pension, benefits and perquisites. Each component is described in detail below.
Over the past few years, the Company has increased the proportion of pay at risk through annual incentive, RSUs and stock options. The actual compensation mix varies by executive level, reflecting the impact senior executives have on the Company’s results. The mix also varies by country, reflecting a balance between local market conditions and the Company’s compensation philosophy. For the global executive population, the average mix is:

	Base	Annual		Stock	Total Portion of
	Salary	Incentive	RSUs	Options	Pay at Risk
President and CEO	10%	30%	30%	30%	90%
Senior Executive Vice President	20%	30%	25%	25%	80%
Executive Vice President	30%	30%	20%	20%	70%
Senior Vice President	40%	30%	20%	10%	60%
Vice President	45%	30%	15%	10%	55%
Market Positioning
The market competitiveness of the Company’s executive compensation program, and each of its components, is assessed relative to a group of peer companies with similar size, scope and geographic spread of operations. Total compensation levels are targeted at the median of the relevant peer group. Compensation for high performing executives is positioned competitively with executives in similar roles at other top performing peer companies. Executive peer groups are based primarily on local comparators as follows:

Canadian Peer Group		U.S. Peer Group		Asia Peer Group
▪	Bank of Montreal	▪	AIG	▪	AXA Insurance
▪	Bank of Nova Scotia	▪	Allstate Insurance	▪	HSBC Bank and Insurance
▪	Canadian Imperial Bank of Commerce	▪	Hartford Financial	▪	ING Insurance
▪	Great-West Life	▪	Metropolitan Life	▪	New York Life Insurance
▪	Royal Bank of Canada	▪	Principal Financial	▪	Prudential Financial
▪	Sun Life Financial	▪	Prudential Financial	▪	Sun Life Assurance
▪	Toronto-Dominion Bank
2006 MFC Proxy Circular      21

Top Global Executive Peer Group
The Company’s top, globally focused roles include: the President and CEO, Senior Executive Vice President and Chief Financial Officer, Senior Executive Vice President and Chief Investment Officer, Senior Executive Vice President and Chief Information and Technology Officer, and Senior Executive Vice President, Business Development and General Counsel. These roles are benchmarked against a group of similarly sized U.S./global companies listed in the chart below.
U.S. / Global Peer Group

▪ AFLAC	▪ HSBC Bank and Insurance	▪ Principal Financial
▪ Allstate Insurance	▪ ING Insurance	▪ Prudential Financial
▪ AXA Insurance	▪ Metropolitan Life	▪ US Bancorp
▪ Hartford Insurance
In recognition of the global nature of these roles, compensation packages for these positions are set in U.S. dollars and paid in Canadian dollars. Pay among the Canadian Peer Group is also monitored as a secondary reference point for these executives.
Base Salary

Compensation		Performance
Component	Applies To	Period	How Determined
Base Salary	All employees	1 year	Based on market competitiveness, individual performance and internal equity.
Base salary compensates employees for the roles they perform for the Company. Base salaries are benchmarked externally against comparable roles in peer companies and internally against similar roles. Salaries are then adjusted for individual employee qualifications, experience and performance. Salaries are reviewed at least once a year, with annual salary adjustments effective March 1st in most locations. The average base salary increase for executives in 2006 was 4.2%.
Short-Term Incentive (Annual Incentive Plan or “AIP”)

Compensation			Performance
Component	Incentive Type	Applies To	Period	How Determined
Annual Incentive	Short-Term Incentive	All employees	1 year	Target awards are based on market competitiveness. Actual awards are based on Company, divisional and individual performance.
The AIP provides executives with the opportunity to earn cash incentives based on the achievement of pre-established Company, divisional and individual performance objectives. AIP target awards vary as a percentage of base salary and are benchmarked each year to ensure the Company’s range of possible awards is similar to peer companies by location. The minimum incentive payment under the AIP is zero when Company, divisional and/or individual performance is below minimum performance thresholds. The maximum incentive achievable for exceeding business and individual performance objectives varies by level. A summary of the annual incentive calculation is provided as follows:

AIP
	x	Target	x	Business Performance	x	Individual Performance	=	Annual
Base Salary		Incentive		Multiplier		Multiplier		Incentive
Varies by individual qualifications, experience and performance		Varies by level		Weightings vary by level and business Company Performance = ROE (60%) & EPS (40%) Divisional Performance = measures and weightings vary by Division Adjustment Range = 0 – 200% of target		Varies by individual. Based on strategic, financial, operational and personal development goals Adjustment Range = 0 – 200% of target		Payout range from 0% to maximum
22     2006 MFC Proxy Circular

The targets, maximums and business performance weightings for the 2006 AIP are as follows:

		AIP	AIP	Business Performance
		Target	Maximum	Multiplier Weightings
		(as a % of base salary)		Company	Division

President and CEO		100%	300%	100%	0%
Senior Executive Vice President		70 – 90%	140 – 200%	100%	0%
Executive Vice President	Divisional	45 – 60%	112.5 – 150%	25%	75%
	Corporate			50%	50%
Senior Vice President	Divisional	40 – 50%	100 – 125%	25%	75%
	Corporate			50%	50%
Vice President	Divisional	25 – 40%	62.5 – 100%	25%	75%
	Corporate			50%	50%

To encourage cooperation and common priorities across the various businesses, the Business Performance Multiplier of the CEO and SEVPs is based entirely on Company results. Company performance measures for the 2006 AIP included return on equity (“ROE”) with a weighting of 60%, and fully diluted earnings per share (“EPS”) with a 40% weighting. Divisional performance measures vary by business and can include net income, investment portfolio performance, revenue and expense management.
AIP incentives are normally paid to employees in February following the performance year. Further details on the AIP incentives paid to the President and CEO, the Senior Executive Vice President and Chief Financial Officer, and the three other highest paid executives of the Company who were serving as executives at December 31, 2006 (collectively, the “Named Executive Officers”) can be found on page 32.
Mid-Term and Long-Term Incentives (RSUs and Stock Options)

Compensation	Incentive
Component	Type	Applies To	Period*	How Determined

RSUs	Mid-Term Incentive	Executives (Vice Presidents and above) and select non-executives	Up to 3 years, 100% vesting at end of period	Awarded annually, based on sustained individual performance/potential and market competitiveness. Final payout value based on Common Share price, and subject to ROE performance conditions.

Stock Options	Long-Term Incentive	Executives (Vice Presidents and above)	10 years, with 25% vesting per year over 4 years starting one year after the grant date	Awarded annually, based on sustained individual performance/potential and market competitiveness. Final payout value based on the difference between the Common Share price and the grant price.

*	Note: Starting in 2005, employees whose employment terminates within one year of the stock option and/or RSU grant date will forfeit these awards. Employees who are known to be retiring do not normally receive annual RSUs or stock options in their final year of service.
RSU and Stock Option Mix
Following the Company’s initial public offering in 1999 and prior to 2003 when the Company first made RSU grants, executives received all of their long-term incentives in stock options. Stock option grants were significantly reduced starting in 2003 with the introduction of the Restricted Share Unit Plan (“RSU Plan”). The current RSU and stock option mix reflects market practice. Only the most senior executives who have the greatest impact on the Company’s long-term performance receive a greater portion of their long-term compensation in stock options, as compared with other executives. The mix of RSUs to stock options varies by level:
▪	The President and CEO, Senior Executive Vice Presidents and Executive Vice Presidents receive 50% of their mid-term and long-term incentives in RSUs and 50% in stock options.

▪	Senior Vice Presidents and Vice Presidents receive 70% of their mid-term and long-term incentives in RSUs and 30% in stock options.
Mid-Term Incentive (RSU Plan)
RSUs entitle participants to receive cash payments equal to the market value of the same number of Common Shares when the RSUs vest and are paid out within three years from time of grant. RSUs are credited with dividends declared on Common Shares. The Company does not issue any Common Shares in connection with RSUs. There were 1,552,340 RSUs worth $57.3 million granted in 2006, representing two-thirds of the value of all mid-term and long-term incentives granted during 2006. RSUs can be deferred into DSUs in Canada and the U.S., as described on page 25. RSUs with performance conditions are often referred to as performance share units, or PSUs, by other organizations.
2006 MFC Proxy Circular      23

RSUs are awarded in February each year and generally require specific business performance conditions to be met for the RSUs to be of value to participants. RSU performance conditions are established each year by the Compensation Committee and are linked to the ROE of the Company over the term of the award. The performance condition for the February 2006 RSU grant is summarized as follows:

2006 RSU Performance Condition	Threshold	Target	Maximum

Average ROE achieved by the Company over 3 years	Less than 12%	12-14%	15.5% or greater
RSUs vesting as a % of original Award	0%	100%	120%

Note: Average ROE performance between 14% and 15.5% will result in payouts between 100% and 120% of original awards on a sliding (pro-rata) scale.
In 2007, the Company’s RSU performance condition will have a higher three year ROE target. In addition, and consistent with market practice, further upside potential will be offered for the achievement of very strong three year ROE performance through a new ‘stretch’ maximum, as illustrated in the following chart:

2007 RSU Performance Condition	Threshold	Target	Maximum

Average ROE achieved by the Company over 3 years	12%	16%	19%
RSUs vesting as a % of original Award	0%	100%	150%

Note: Three year ROE performance between 12% and 16%, or 16% and 19% will result in a pro-rata payment of RSUs.
Long-Term Incentive (Executive Stock Option Plan)
The Executive Stock Option Plan (“ESOP”) was introduced in 2000 and approved by shareholders at the 2000 Annual and Special Meeting. No amendment may be made to the ESOP without the approval of the Company’s shareholders to the extent such approval is required by law or agreement. Employees can participate in the ESOP, as can other individuals identified by the Compensation Committee who are in a position to contribute to the future growth and success of the Company.
Under the ESOP, the Compensation Committee is authorized to grant stock options, DSUs, share appreciation rights (“SARs”), restricted shares and performance awards. No SARs, restricted shares or performance awards have been granted under the ESOP. The maximum number of Common Shares issuable under the ESOP is 73,600,000, or 4.76% of Common Shares outstanding as at December 31, 2006. A total of 11,129,290 Common Shares have been issued for stock options or DSUs exercised under the ESOP, representing 0.72% of Common Shares outstanding as at December 31, 2006. The maximum number of Common Shares reserved for issuance under the ESOP to any one participant, or to insiders in aggregate, cannot exceed 5% and 10% respectively, of the outstanding Common Shares.
Stock Options
Stock options are awarded in February each year and allow participants to purchase Common Shares at a specified exercise price within a specified maximum exercise period. The exercise price is the closing price of Common Shares as reported on the Toronto Stock Exchange on the last trading day prior to the date of grant. No consideration is given to the outstanding amount or terms of an individual’s stock options or RSUs, or the current value of these holdings, in determining what value of stock options will be granted. Unvested stock options will terminate in cases of early retirement, resignation or termination without cause. All stock options terminate in cases of termination for cause. Stock options are non-transferable except in cases of death, where they may be passed on to a beneficiary or an estate.
Stock options with an exercise price of $36.98 were granted on February 15, 2006. These options have a maximum exercise period of 10 years and vest at a rate of 25% per year, with the first 25% vesting one year after the grant date. There were 3,171,834 stock options worth $27.0 million granted to employees in 2006, representing one-third of the value of all mid-term and long-term incentives granted during 2006.
In addition to stock options issued and outstanding under the ESOP, the Company has assumed responsibility for the stock options issued and outstanding under the John Hancock Long-Term Stock Incentive Plan (the “John Hancock Plan”). The John Hancock Plan was closed to new grants at the time of merger, but will continue to operate until all outstanding awards have been exercised, cancelled or terminated. As at December 31, 2006 there were 5,087,487 stock options outstanding under the John Hancock Plan, representing 0.33% of Common Shares outstanding. These stock options vested over two years and have a five year maximum term.
Stock Option Grant Timing
Stock options are granted to executives in February each year, together with other performance based compensation. The Company does not grant options when the Company’s reporting insiders are prohibited from trading in the Company’s securities under the Company’s Insider Trading and Reporting Policy, which is commonly referred to as a “blackout period”. Annual stock option awards are normally granted following the end of the blackout period after the annual financial results are announced. The Company does not engage in stock option back dating.
Stock options are also granted to select new executives at time of hire. In these cases, stock options are normally granted on the executive’s date of hire. However, if the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period.
24      2006 MFC Proxy Circular

Deferred Share Units
DSUs are units that mirror the value of Common Shares on the basis of one DSU equals one Common Share. In 2000, DSUs were granted to certain employees under the ESOP as part of a transition from the previous long-term incentive plan. These DSUs vested over a three-year period and allow participants to receive Common Shares equal to the number of DSUs that they would hold on retirement or termination of employment. DSUs granted under the ESOP after 2000 have been made in connection with the Company’s deferred compensation program. These DSUs vest immediately and are only redeemable in cash upon termination of employment. All DSUs are credited with dividends paid on Common Shares and count toward executives’ share ownership requirements. DSUs are non-transferable except in cases of death, where they may be passed on to a beneficiary or an estate. Unvested DSUs will terminate in cases of early retirement, resignation or termination with or without cause.
Deferred Compensation
The Company’s deferred compensation program gives executives in Canada and the U.S. the opportunity to exchange all or a portion of their annual incentive payment or RSUs into deferred compensation, subject to local tax rules. DSUs are granted under the ESOP equal to the value of the portion of annual incentive deferred or in the case of RSUs, the RSU payment is deferred by exchanging RSUs for DSUs on a one to one basis on the vesting date. These deferrals assist executives in meeting their share ownership guidelines. In addition, eligible U.S. executives can also participate in a program that allows them to defer base salary, annual incentive or RSUs into a deferred compensation account, which can be held in a series of investment options.
AIP and RSU Deferrals
The deferred compensation program is summarized as follows:

Start	Deferral	Eligibility	Timeframe

2005	Defer AIP to DSUs in increments of 25% to 100%	All Canadian and U.S. executives	Elections made prior to the year the AIP is paid.

2006*	Defer RSUs to DSUs in increments of 25% to 100%	All Canadian and U.S. executives	Elections made consistent with local tax regulations.

*	Note: While the option to defer RSUs started with the RSUs granted in 2006, the Company received a ruling from the Canada Revenue Agency in November 2006 which confirms that executives in Canada may also elect to exchange RSUs granted in 2004 and 2005 into DSUs on a tax-deferred basis.
Total Stock Options and DSUs Outstanding
The total number of stock options and share-settled DSUs outstanding and securities available for future grant under the ESOP as of December 31, 2006 is as follows:

	Stock Options/DSUs Outstanding		Securities Available for Future Issuance
		As a % of Diluted		As a % of Diluted
Plan	Number	Common Shares	Number	Common Shares

Stock Options	25,426,720	1.58%
			33,713,285	2.09%
DSUs	3,330,705	0.21%

Total	28,757,425	1.79%	33,713,285	2.09%

Overhang, Dilution and Burn Rates
Overhang, dilution and burn rates have remained favourable over the past three years as follows:

	2006	2005	2004

Overhang	3.97%	4.10%	4.18%
Dilution	1.80%	1.78%	1.67%
Burn Rate	0.20%	0.25%	0.25%

Notes:
▪	Overhang is defined as the total number of Common Shares reserved for issuance to employees and directors, less the number of stock options and share-settled DSUs redeemed, expressed as a percentage of the total number of Common Shares outstanding on a diluted basis.

▪	Dilution is defined as the total number of stock options and share-settled DSUs outstanding, expressed as a percentage of the total number of Common Shares outstanding on a diluted basis.

▪	Burn rate is defined as the number of stock options and share-settled DSUs granted annually, expressed as a percentage of the total number of Common Shares outstanding on a diluted basis.
Stock Dividend
In May 2006, the Company declared a stock dividend, which had the same effect as a two-for-one split of its Common Shares. Employees with RSUs, DSUs or stock options were not positively or negatively affected by this stock dividend. Specifically:
▪	The number of all outstanding RSUs and DSUs doubled to reflect the post stock dividend Common Share market price.
▪	The number of all outstanding stock options doubled while the exercise prices were halved.
All RSUs, DSUs and stock options in this Proxy Circular are reported on a post stock dividend basis. The maximum number of Common Shares issuable under the ESOP doubled to 73,600,000 as a result of the stock dividend.
2006 MFC Proxy Circular      25

Executive Share Ownership Guidelines
The Company has guidelines for executives to have ownership in the Company, proportionate to the individual’s compensation and position. These guidelines reflect the Company’s belief that share ownership by executives further aligns the interests of shareholders and the management team.
During 2006, the Company’s share ownership guidelines were reviewed and increased at all executive levels retroactively to March 2004, when the previous guidelines were introduced. Executives have five years from the later of March 2004 or their date of appointment or promotion to accumulate a multiple of their base salary in shares as indicated below. Under the guidelines, DSUs, RSUs and the Company’s Common Shares and preferred shares count as share ownership, while stock options do not. The new share ownership guidelines are as follows:

Multiple of
Base Salary

President and CEO	7.0
Senior Executive Vice Presidents	4.0
Executive Vice Presidents	2.5
Senior Vice Presidents	2.0
Vice Presidents	1.0

Executives are expected to maintain Common Share ownership levels that meet or exceed the guidelines. If the guidelines have not yet been met, the executive must retain any Common Shares acquired through the exercise of stock options, less the portion required to be sold to cover the tax cost associated with the option exercise. Executives may also be required to defer AIP or vested RSUs to DSUs until the guidelines are met. The Company introduced a requirement in 2006 for the President and CEO to maintain his share ownership level for one year after leaving the Company.
Pension

Compensation
Component	Form	Applies To	How Determined

Pension	Plans vary by country	All employees	Company contributions vary by country, plan type and employee compensation levels.

The Company offers pension plans to employees to assist them in providing for their retirement. A variety of plans have been designed to reflect the practices in the countries in which we operate in a manner consistent with our overall philosophy.
The Company has long recognized the financial exposure associated with traditional defined benefit pension plans. For this reason, over the past 10 years, the Company has been closing its defined benefit plans to new members and replacing them with capital accumulation-type retirement plans. These plans include cash balance, 401(k) and defined contribution plans. As a result of this early intervention, the Company’s exposure to the volatility of defined benefit plans has been and will continue to be reduced with the passage of time. The vast majority of the Company’s employees are now covered by capital accumulation-type retirement plans.
To the extent that pension benefits delivered through registered (or tax qualified) arrangements limit the benefit that would otherwise be provided to executives, the Company may sponsor supplemental executive arrangements which are for the most part unfunded. Generally, executives entitled to supplemental arrangements must comply with non-solicit, and in some cases non-compete, provisions to receive full payment of their supplemental retirement benefits.
At the time of the closure of the Company’s traditional defined benefit plans in Canada, some of the participants in these plans were grandfathered and remained as members of these plans. As at December 31, 2006, approximately 40 executives remain in the Canadian Staff Pension Plan with individual supplemental retirement agreements. These executives continue to be entitled to defined benefit pensions which are calculated based on their years of service and their base salary plus annual short-term incentive awards. For these executives, the annual defined benefit pension payable upon retirement is capped at a dollar amount that varies depending on the executive’s years of service and job grade at retirement.
In the U.S., when the traditional defined benefit plans were closed, they were replaced by cash balance plans. As at December 31, 2006, approximately 30 executives remain entitled to grandfathered defined pension benefits in the non-qualified supplemental cash balance plans. The grandfathered benefits are calculated based on the executives’ years of service and base salary plus annual short-term incentive awards. In addition, the Company matches employee contributions to a qualified 401(k) plan up to a certain level.
Following the closure of the Company’s traditional defined benefit plans globally, approximately 80% of employees are now covered by capital accumulation type plans. This is consistent with the Company’s philosophy to provide retirement benefits to employees commensurate with the position they hold, as opposed to their tenure. The Company’s favoured approach is to allocate a fixed percentage, taking median market practice into account, of each employee’s pensionable earnings. All remaining tenure-based pension arrangements are being reviewed with the intention of aligning them with this approach.
A description of the pension plans applicable to the Named Executive Officers can be found on pages 34 to 37 and includes individual information on the annual benefit payable upon retirement and the Company’s accrued benefit obligation for these executives.
26      2006 MFC Proxy Circular

Benefits and Perquisites

Compensation
Component	Form	Applies To	How Determined

Benefits	Group life, health and dental insurance programs	All employees	Based on local market practice.

Perquisites	Vary by country	Vice Presidents and above	Based on local market practice.

The Company offers group life, health and dental insurance, paid time off and other benefits to executives. The Company offers these benefits on a competitive level with peer companies, while ensuring that benefit costs are contained over the long-term.
Perquisites are generally provided to executives in the form of flexible spending accounts, or annual allowances to be used for a number of personal expenditures such as car leases and club memberships. These are offered as fixed allowances by grade, subject to maximum limits, as benchmarked against those at peer companies.
Report on President and CEO Compensation
Philosophy and Governance
The President and CEO participates in the same compensation programs as other senior executives. Detailed descriptions of each of these plans can be found in the “Report on Executive Compensation”.
The Board believes that the CEO’s compensation should reflect the Company’s current performance, and its positioning for future growth. The Board uses a blend of base salary, annual incentive and longer-term equity grants to establish a compensation package that recognizes measurable financial results and at the same time acknowledges leadership efforts that will benefit the Company in the future.
All compensation decisions for the CEO are approved by the independent Directors, based on recommendations developed by the Governance Committee. In determining the total compensation for the CEO, both the absolute and relative performance of the Company and the CEO, and the compensation practices of the Company’s global peer group are considered.
2006 Performance
Each year the Board and the CEO establish objectives for the coming year. Financial objectives include ROE and growth in earnings per share (see below for details). In addition, they agree upon the CEO’s key priorities and initiatives. For 2006, these included executive development and succession, improved risk management processes and continued enhancement of the Company’s reputation.
Mr. D’Alessandro has been CEO for 13 years. The Company is the largest life insurer in Canada, the second largest in North America and the sixth largest in the world when measured by market capitalization. The Company operates in a highly competitive and relatively mature environment and continues to outperform its peers in many ways. In 2006, shareholders’ income reached $3.985 billion, a 21% increase from the previous year. Diluted earnings per share of $2.51 increased 23.6% over the $2.03 reported one year ago. Total funds under management increased 11.5% to reach a record level of $414 billion. Premiums and deposits reached a new high of $64.9 billion, driven primarily by organic growth in segregated funds and mutual funds. The expense base was also well managed, with additional efficiencies derived from merger synergies and productivity initiatives. A summary of the Company’s 2006 financial results is as follows:

		Variance from
	Results for 2006	Internal Target	Change from 2005

Shareholders’ Net Income	$3,985 million	Exceeds	+21.0%
Return on Equity	16.8%	Exceeds	+19.1%
Fully Diluted EPS	$2.51	Exceeds	+23.6%
Premiums & Deposits	$64.9 billion	Meets	+5.9%
Funds Under Management (Dec. 31, 2006)	$414.0 billion	Exceeds	+11.5%

The CEO’s performance is measured by annual quantifiable financial results as well as the efforts undertaken to establish today’s productive business platforms and to ensure that success is sustainable. Under Mr. D’Alessandro’s direction, the Company continues to grow both organically and as a result of a series of well executed mergers, acquisitions and divestitures. The Company has leading franchises in its major businesses and has diversified its operations by product line, country and currency. The achievement of scale in these operations has facilitated the transfer of the Company’s innovative products and systems internationally.
During 2006, the Company undertook the extensive preparations required to ensure a smooth transition to new accounting standards for asset valuation including the impact on actuarial reserves. In addition, SOX 404 was completed and there were no material deficiencies identified. This enterprise risk management framework along with the extremely strong capital position were key factors contributing to the Standard & Poor’s upgrade in 2006 of the Company’s rated life insurance subsidiaries to “AAA”, one of only two public life insurance companies worldwide so rated.
2006 MFC Proxy Circular      27

During 2006, the CEO ensured that the organization was properly structured and well populated with talented, hard working and engaged people, capable of running high performing businesses and ultimately facilitating senior leadership transition. This has been and continues to be a high priority for the Board and the CEO. Much effort has been put into the identification and development of our best officers, as well as the management of those who are better suited to other environments. A high-performance culture has been created and the Company’s management has the depth to meet its medium-term succession needs. In 2006, the Company filled the general management roles for Asia and Canada as well as the CFOs for both U.S. and Canada with well qualified executives from within the Company. At the same time, the Company has maintained its ability to attract very strong external candidates.
Over the long term a financial institution is only as strong as its reputation — the public confidence in its ability to endure and deliver on its promises. In 2006, Mr. D’Alessandro’s public image of integrity, common sense and insight further strengthened the Company’s reputation with customers, employees, individual and institutional investors, advisors and the public. Mr. D’Alessandro again received the IR Magazine Canada Award for Best Investor Relations by a CEO.
In recognition of Mr. D’Alessandro’s achievements in 2006 and his continuing performance, the Governance Committee recommended and the independent Board approved the following pay decisions for the CEO for 2006 and 2007 (where applicable).
Base Salary
Effective March 1, 2007, Mr. D’Alessandro’s base salary was increased to US$1,200,000. This represents a 9% increase over 2006.
Annual Incentive Plan (AIP)
The process for determining the CEO’s annual incentive is the same as for other senior executives and is described in detail on pages 22 — 23. As a final step in this process, the Board has the discretion to adjust the award upwards or downwards to reflect performance and/or other circumstances which, in the opinion of the Board, warrant such an adjustment.
In determining the CEO’s annual incentive for 2006, the Board assessed the CEO’s performance on financial and non-financial measures as described on page 27. This assessment resulted in a calculated annual incentive in excess of the 300% of salary maximum (US$3,300,000). In acknowledgement of the continued outstanding performance of the Company and the CEO, on both an absolute and relative basis, the Compensation Committee decided to exercise its discretion and award the CEO an annual incentive of US$3,900,000 (Cdn$4,539,2101). Mr. D’Alessandro has elected to defer 100% of this annual incentive into DSUs.
RSUs, Stock Options and Share Ownership
On February 16, 2007, US$3,575,000 (Cdn$4,160,9431) in RSUs and US$3,575,000 (Cdn$4,160,9431) in stock options were awarded to Mr. D’Alessandro in recognition of his ability to contribute to and influence the medium to long-term prosperity of the Company.
Mr. D’Alessandro holds Common Shares, RSUs and DSUs well in excess of his share ownership requirement of seven times base salary. He has agreed to continue to meet the CEO’s minimum share ownership requirement for one year after retirement.
1 Amounts have been converted at an exchange rate of Cdn$1.1639 per US$1.
2006 Total Compensation for the CEO
In 2006, Mr. D’Alessandro received Cdn$13,567,820 in total direct compensation, which is the sum of his base salary, annual incentive, RSUs and stock options. This represents an increase of 3% over 2005. The President and CEO’s compensation package and current awards are consistent with high performing peers in the global executive peer group as described in “Report on Executive Compensation — Market Positioning”. A summary of the total compensation for the CEO in 2006 and the previous two years, as well as supplemental information for 2007 can be found in the section “Total Compensation and Performance of Named Executive Officers”.

Composition of the Compensation Committee	Composition of the Governance Committee

The members of the Compensation Committee are*:	The Governance Committee members are:

Hugh W. Sloan, Jr. (Chair)	Arthur R. Sawchuk (Chairman of the Board)
Arthur R. Sawchuk (Vice Chair)	John M. Cassaday
Gail C.A. Cook-Bennett	Pierre Y. Ducros
Thomas P. d’Aquino	Thomas E. Kierans (Co-Chair of the Audit Committee)**
Lorna R. Marsden	Hugh W. Sloan, Jr. (Chair of the Compensation Committee)
Gordon G. Thiessen

*	Michael Wilson was a member of the Compensation Committee until he resigned as a Director on February 28, 2006, after being appointed Canada’s Ambassador to the United States.

**	Appointed Co-Chair May 2006.
Summary and Board Endorsement
The independent Directors, with the support of the Governance Committee, gave careful consideration to the compensation decisions for each component of the CEO’s compensation and the aggregate effect of these decisions, and is satisfied they are fair and reasonable in the context of both the absolute and relative performance of the Company and the CEO and the compensation practices among the Company’s identified global peers.
The independent Directors, with the support of the Compensation Committee, also carefully reviewed and approved the compensation programs for executives, as described in the section “Report on Executive Compensation”.
28      2006 MFC Proxy Circular

Total Compensation and Performance of Named Executive Officers
The following profiles are intended to provide shareholders with an indication of the total compensation for each Named Executive Officer, in relation to their performance in 2006. When determining annual compensation for Named Executive Officers, the Governance and Compensation Committees consider the competitiveness of all aspects of compensation, the relative performance of peers in the previously stated peer comparator groups, and the individual performance of each Named Executive Officer. While the decisions that were made in early 2007 in respect of salaries, RSU and stock option awards for the Named Executive Officers do not have to be reported by the Company in this Proxy Circular, the Company believes that including this information provides a more comprehensive picture to shareholders. This information is included below in the notes to the “Three Year Total Compensation 2004 — 2006” for each Named Executive Officer. Further details on Named Executive Officer compensation are provided in the sections “Statement of Executive Compensation” and “Pension Plans”.
Dominic D’Alessandro
President and Chief
Executive Officer
Age: 60
Length of Service:
13 years
Location:
Toronto, Canada
Mr. D’Alessandro has led the Company over the past 13 years to become the largest life insurance company in Canada, the 2nd largest public company in Canada, and the 6th largest life insurance company in the world based on a market capitalization of approximately $60 billion. As President, Mr. D’Alessandro is a member of the Board of Directors, and is the Chairman of the Company’s Executive and Management Committees.
A summary of Mr. D’Alessandro’s performance in 2006 can be found in the section “Report on President and CEO Compensation”.
Three Year Total Compensation 2004 — 2006

	Cash Compensation[1]		Equity
		Annual	RSU Grant		Stock Option	Total Direct	Pension Service	Total
Year	Salary	Incentive	Value		Grant Value	Compensation	Cost	Compensation

2006	$1,228,610	$4,539,210		$3,900,000	$3,900,000	$13,567,820	$1,725,000	$15,292,820
2005	$1,211,867	$3,462,300		$4,225,000	$4,225,000	$13,124,167	$1,704,000	$14,828,167
2004	$1,281,958	$3,700,800		$3,748,525	$3,748,525	$20,029,658	$1,587,000	$21,616,658
			+$	3,431,750[2]
			+$	4,118,100[2]
Notes:
▪	Effective March 1, 2007, base salary increased to US$1,200,000, or Cdn$1,320,000 using an exchange rate of Cdn$1.10 per US$1.

▪	On February 16, 2007, RSUs and stock options worth Cdn$4,160,943 and Cdn$4,160,943, respectively, were awarded.

▪	Mr. D’Alessandro deferred 100% of his 2006 annual incentive and 2004 RSUs (which vested in December 2006) into DSUs.
Total Number and Value of DSUs, RSUs and Stock Options as at March 1, 2007

DSUs		RSUs		Stock Options
(#)	Value ($)	(#)	Value ($)	Exercisable (#)	Value ($)[3]	Unexercisable (#)	Value ($)[3]

1,266,134	$49,657,775	361,941	$14,195,326	5,026,064	$98,724,155	1,287,301	$6,869,597
Note: All footnote references can be found on pg. 31.
Peter Rubenovitch
Senior Executive Vice
President and Chief
Financial Officer
Age: 55
Length of Service:
11 years
Location:
Toronto, Canada
Mr. Rubenovitch is accountable for managing all financial matters of the Company. He is responsible for Enterprise Risk Management, Actuarial, Controllers, Taxation, Treasury, Investor Relations, Reinsurance and other financial functions company-wide. He is the Chairman of the Company’s Credit Committee and a member of the Company’s Executive and Management Committees.
Mr. Rubenovitch and the Company’s financial team had a very successful year in 2006, implementing improvements to risk measurement and management processes. An unusually high volume of changes to regulatory and accounting standards were successfully implemented in 2006. S&P upgraded the claims paying rating of the Company’s rated life insurance subsidiaries to “AAA” making the Company one of a very select group accorded S&P highest rating. Earnings growth was strong and expenses were tightly managed in 2006. The Company’s credit quality continued to be excellent and new product initiatives were launched in most markets. Finally, the Reinsurance division had a record year, with earnings exceeding U.S.$250 million for the first time in the Company’s history.
Three Year Total Compensation 2004 — 2006

	Cash Compensation[1]		Equity
		Annual	RSU Grant	Stock Option	Total Direct	Pension Service	Total
Year	Salary	Incentive	Value	Grant Value	Compensation	Cost	Compensation

2006	$699,497	$1,298,912	$750,000	$750,000	$3,498,409	$260,000	$3,758,409
2005	$716,924	$812,671	$800,000	$800,000	$3,129,595	$631,000	$3,760,595
2004	$650,910	$1,110,240	$687,115	$687,115	$4,991,630	$625,000	$5,616,630
			+$ 1,856,250 [2]
Notes:
▪	Effective March 1, 2007, base salary increased to US$650,000, or Cdn$715,000 using an exchange rate of Cdn$1.10 per US$1.

▪	On February 16, 2007, RSUs and stock options worth Cdn$900,000 and Cdn$900,000, respectively, were awarded.

▪	Mr. Rubenovitch deferred 100% of his 2004 RSUs (which vested in December 2006) into DSUs.
Total Number and Value of DSUs, RSUs and Stock Options as at March 1, 2007

DSUs		RSUs		Stock Options
(#)	Value ($)	(#)	Value ($)	Exercisable (#)	Value ($)[3]	Unexercisable (#)	Value ($)[3]

277,754	$10,893,512	71,629	$2,809,289	570,190	$9,483,255	255,532	$1,290,071
Note: All footnote references can be found on pg. 31.
2006 MFC Proxy Circular      29

Donald A. Guloien
Senior Executive
Vice President and
Chief Investment
Officer
Age: 49
Length of Service:
26 years
Location:
Toronto, Canada
Mr. Guloien is responsible for the global investment portfolio of MFC Global Investment Management (“MFC Global”) which manages $178 billion of the Company’s general fund assets and $94 billion of third party assets. MFC Global is responsible for a broad range of public and private investments including equities, government and corporate bonds, mortgages, real estate, oil and gas, timber and farmland. MFC Global employs approximately 2,000 people with investment offices in the United States, Canada, the United Kingdom, Japan, Hong Kong, and throughout Southeast Asia.
Investment results were excellent in 2006. Performance against benchmarks was strong, alternative assets produced excellent returns, asset mix was favourably positioned and credit provisions were well below plan. The Division saw improved credit quality of its bond portfolio to a 95.7% investment grade. The overall yield on the Company’s General Account was 6.7%, an improvement of 50 bps from last year. A number of highly successful transactions were consummated, including significant real estate and timberland acquisitions, adding to investment income and management fees. Assets managed for third parties grew in 2006, despite the sale of Independence LLC. Excluding this sale, assets grew by over $11 billion or 14%, with strong growth from both retail and institutional mandates. Several MFC Global Funds were cited amongst “best in class” by a number of reputable publications, including the Wall Street Journal.
Three Year Total Compensation 2004 — 2006

	Cash Compensation[1]		Equity
		Annual	RSU Grant	Stock Option	Total Direct	Pension Service	Total
Year	Salary	Incentive	Value	Grant Value	Compensation	Cost	Compensation

2006	$774,835	$1,466,514	$1,150,000	$1,150,000	$4,541,349	$249,000	$4,790,349
2005	$716,924	$1,246,428	$800,000	$800,000	$3,563,352	$438,000	$4,001,352
2004	$650,910	$1,221,264	$687,115	$687,115	$5,102,654	$296,000	$5,398,654
			+$ 1,856,250 [2]
Notes:

•	Effective March 1, 2007, base salary increased to US$750,000, or Cdn$825,000 using an exchange rate of Cdn$1.10 per US$1.

•	On February 16, 2007, RSUs and stock options worth Cdn$1,350,000 and Cdn$1,350,000, respectively, were awarded.
Total Number and Value of DSUs, RSUs and Stock Options as at March 1, 2007

DSUs		RSUs		Stock Options
(#)	Value ($)	(#)	Value ($)	Exercisable (#)	Value ($)[3]	Unexercisable (#)	Value ($)[3]

152,135	$5,966,735	93,802	$3,678,914	659,746	$11,494,224	337,432	$1,369,081
Note: All footnote references can be found on pg. 31.
John D. DesPrez III
Senior Executive
Vice President and
President and CEO,
John Hancock
Financial Services,
Inc.
Age: 50
Length of Service:
16 years
Location:
Boston, U.S.A.
Mr. DesPrez is responsible for John Hancock, the U.S. Division of the Company whose core businesses include Life Insurance, Variable and Fixed Annuities, Long-Term Care Insurance, Retirement Plan Services (401k), Guaranteed and Structured Financial Products, Mutual Funds and College Savings Plans.
In 2006, John Hancock’s shareholders net income rose 19% to $1.76 billion. Premiums and deposits grew to $42 billion and funds under management rose to $258 billion. ROE improved to 14.6% and operating margins as measured by new business embedded value (“NBEV”) increased by 34% over 2005. In 2006, the U.S. Division contributed 44% of the Company’s net income, 54% of its NBEV, 65% of the premiums and deposits and accounted for 62% of the Company’s funds under management. The strategic repositioning of the Mutual Fund and Long-Term Care units acquired from John Hancock showed results in 2006, with sales up 45% and 34%, respectively. Sales in all Insurance and Wealth Management businesses are growing at impressive rates and John Hancock was the largest seller of life insurance in the U.S. for the year ended December 31, 2006.4
Three Year Total Compensation 2004 — 2006

	Cash Compensation		Equity
		Annual	RSU Grant	Stock Option	Total Direct	Pension Service	Total
Year	Salary	Incentive	Value	Grant Value	Compensation	Cost	Compensation

2006	$777,937	$1,466,514	$1,150,000	$1,150,000	$4,544,451	$74,800	$4,619,251
2005	$724,800	$1,246,428	$800,000	$800,000	$3,571,228	$78,000	$3,649,228
2004	$695,742	$1,110,240	$821,655	$821,655	$5,090,442	$71,500	$5,161,942
			+$ 1,641,150 [2]
Notes:
▪	The 2006 pension service cost has been converted to Cdn$ using an exchange rate of Cdn$1.10 per US$1. All other exchange rates are consistent with those used and identified in the Statement of Executive Compensation.

▪	Effective March 1, 2007, base salary increased to US$750,000, or Cdn$825,000 using an exchange rate of Cdn$1.10 per US$1.

▪	On February 16, 2007, RSUs and stock options worth Cdn$1,350,000 and Cdn$1,350,000, respectively, were awarded.
Total Number and Value of DSUs, RSUs and Stock Options as at March 1, 2007

DSUs		RSUs		Stock Options
(#)	Value ($)	(#)	Value ($)	Exercisable (#)	Value ($)[3]	Unexercisable (#)	Value ($)[3]

—	—	93,802	$3,678,914	826,146	$14,735,352	343,432	$1,460,281
Note: All footnote references can be found on pg. 31.
30      2006 MFC Proxy Circular

Bruce Gordon
Senior Executive
Vice President and
General Manager,
Canada
Age: 63
Length of Service:
18 years
Location:
Waterloo, Canada
Mr. Gordon is responsible for the Company’s Canadian operations whose core businesses include Individual Insurance, Affinity, Group Sales, Fixed Annuities, Segregated Funds, Mutual Funds, Manulife Bank of Canada, Employee Benefits and Group Pensions. Mr. Gordon has led the Company’s Canadian Division through six years of successful growth. In 2006, Canadian Division’s premiums and deposits exceeded $13.5 billion, with funds under management of $77 billion and shareholders’ net income of $981 million. In 2006, the Canadian Division provided 25% of the Company’s shareholders’ net income, 21% of premiums and deposits and accounted for 19% of the Company’s funds under management. In 2006, new sales records were achieved in Life Insurance, Affinity,Group Sales, Pension, Small Group Employee Benefits and Manulife Bank. Pensions, Affinity and Manulife Bank are now substantial contributors to the Division. Service was improved, innovative products were brought to market, including the very successful “Income Plus”. Expenses continued to be tightly controlled with the realization of merger synergies and the streamlining of the subsidiary structure.
Three Year Total Compensation 2004 — 2006

	Cash Compensation		Equity
		Annual	RSU Grant	Stock Option	Total Direct	Pension Service	Total
Year	Salary	Incentive	Value	Grant Value	Compensation	Cost	Compensation

2006	$595,833	$1,014,912	$700,000	$700,000	$3,010,745	$258,000	$3,268,745
2005	$562,500	$839,776	$650,000	$650,000	$2,702,276	$293,000	$2,995,276
2004	$491,667	$819,910	$499,720	$499,720	$3,310,998	$218,000	$3,528,998
			+$ 999,981 [2]
Notes:
▪	Mr. Gordon will retire from the Company on March 31, 2007 and as a result did not receive a salary increase or RSUs/stock options in 2007.

▪	Mr. Gordon deferred 100% of his 2004 RSUs (which vested in December 2006) into DSUs.
Total Number and Value of DSUs, RSUs and Stock Options as at March 1, 2007

DSUs		RSUs		Stock Options
(#)	Value ($)	(#)	Value ($)	Exercisable (#)	Value ($)[3]	Unexercisable (#)	Value ($)[3]

154,425	$6,056,549	42,589	$1,670,341	460,892	$8,010,980	136,840	$1,020,487

[1]	Base salary and incentive for Dominic D’Alessandro, Peter Rubenovitch and Don Guloien are denominated in U.S. dollars and paid in Canadian dollars in recognition of the global nature of their roles.

[2]	Mr. D’Alessandro received a special RSU award in 2004 to recognize the successful completion of the John Hancock merger transaction. An additional special RSU award was made to each of the Named Executive Officers in 2004. Both of these awards vested on December 15, 2006.

[3]	Value of unexercised in-the-money options as at March 1, 2007 is the difference between the exercise price of the options and the closing price of Common Shares on the TSX on February 28, 2007, which was $39.22.

[4]	LIMRA International, U.S. Individual Life Insurance Sales Survey, fourth quarter 2006 results. Sales based on new annualized premiums.
Alignment of Named Executive Officer Compensation with Business Performance
To demonstrate the link between Named Executive Officer compensation and business performance, the following graph shows cumulative Named Executive Officer compensation in 2004, 2005 and 2006 as a percentage of the Company’s net income after tax. The Company’s cumulative Named Executive Officer compensation as a percentage of net income compares favourably with that of the Canadian Peer Group referred to in the “Report on Executive Compensation”.
Cumulative Named Executive Officer Compensation as a Percentage of Net Income After Tax
Note:
▪	Named Executive Officer compensation includes salary, annual incentive, RSU, stock option and pension service cost.
2006 MFC Proxy Circular      31

Statement of Executive Compensation
The following table summarizes compensation paid to the Named Executive Officers for their services as executive officers of the Company.

		Annual Compensation					Long Term Compensation Awards
			Annual	Other				Shares or Units
			Incentive	Annual		Securities under		Subject to Resale		All Other
Name and Principal Position	Year	Salary [1]	(Bonus) [2]	Compensation		Options Granted		Restrictions [5,6]		Compensation [7]
		($)	($)	($)		(#) [3]	($) [4]	($)		($)

Dominic D’Alessandro	2006	$1,228,610	$4,539,210	$51,994	[9]	458,532	$3,900,000	$3,900,000	[11]	$1,040
President and	2005	1,211,867	3,462,300	261,477	[9]	677,510	4,225,000	4,225,000		1,163
Chief Executive Officer	2004	1,281,958	3,700,800	59,182	[9]	694,000	3,748,525	3,748,525		1,393
								+3,431,750	[12]
								+4,118,100	[12]

Peter Rubenovitch	2006	$699,497	$1,298,912	$79,216	[9]	88,180	$750,000	$750,000	[11]	$282
Senior Executive Vice President	2005	716,924	812,671	82,210	[9]	128,286	800,000	800,000		376
and Chief Financial Officer	2004	650,910	1,110,240	112,731	[9]	128,000	687,115	687,115		557
								+1,856,250	[12]

Donald Guloien	2006	$774,835	$1,466,514	$82,310	[9]	135,208	$1,150,000	$1,150,000	[11]	$0
Senior Executive Vice President	2005	716,924	1,246,428	82,310	[9]	128,286	800,000	800,000		53
and Chief Investment Officer	2004	650,910	1,221,264	82,673	[9]	128,000	687,115	687,115		557
								+1,856,250	[12]

John D. DesPrez III[8]	2006	$777,937	$1,466,514	$34,032	[10]	135,208	$1,150,000	$1,150,000	[11]	$9,983	[13]
Senior Executive Vice President,	2005	724,800	1,246,428	37,156	[10]	128,286	800,000	800,000		10,774	[13]
John Hancock	2004	695,742	1,110,240	32,503	[10]	152,000	821,655	821,655		7,995	[13]
								+1,641,150	[12]

Bruce Gordon	2006	$595,833	$1,014,912	$74,049	[9]	82,300	$700,000	$700,000	[11]	$240
Senior Executive Vice President	2005	562,500	839,776	61,526	[9]	104,232	650,000	650,000		244
and General Manager, Canada	2004	491,667	819,910	37,415	[9]	92,000	499,720	499,720		502
								+999,981	[12]

[1]	Salary paid to Messrs. D’Alessandro, Rubenovitch and Guloien is denominated in U.S. dollars. Base salary has been converted to Canadian dollars on a semi-monthly basis using the actual exchange rate at time of pay.

[2]	Annual incentive amounts are paid in cash in the year following the fiscal year in which they were earned. 2006 annual incentives paid to Messrs. D’Alessandro, Rubenovitch, Guloien and DesPrez have been converted at an exchange rate of Cdn$1.1639 per US$1. Mr. D’Alessandro elected to take 100% of his 2006 annual incentive in DSUs based on a share price of $39.22, which was the closing price of Common Shares on the TSX on February 28, 2007.

[3]	In May 2006, the Company declared a stock dividend, which had the same effect as a two-for-one split of its Common Shares. All RSUs, stock options and DSUs in this Proxy Circular are reported on a post stock dividend basis.

[4]	Stock option grant values have been calculated using the following grant prices and Black-Scholes factors: 2006: $36.98 and 23.0%, 2005: $29.005 and 21.5%, 2004: $24.025 and 22.5% respectively. These Black-Scholes factors were calculated using the following variables: (a) expected life of the options, (b) expected volatility of the Company’s Common Share price, (c) risk-free interest rate, and (d) expected dividend yield of the Company’s Common Shares.

[5]	Total holdings of RSUs as at December 31, 2006 and their value, based on the closing price of Common Shares on the TSX on that date being $39.35 per share, were as follows: Mr. D’Alessandro, 258,896 RSUs with a value of $10,187,564; Mr. Rubenovitch, 49,341 RSUs with a value of $1,941,587; Mr. Guloien 60,370 RSUs with a value of $2,375,579; Mr. DesPrez, 60,370 RSUs with a value of $2,375,579; and Mr. Gordon, 42,589 RSUs with a value of $1,675,865. Additional RSUs have been credited to reflect dividends paid on Common Shares. RSUs typically vest 100% within 3 years, subject to achievement of established performance conditions.

[6]	Total holdings of DSUs as at December 31, 2006 and their value, based on the closing price of Common Shares on the TSX on that date being $39.35 per share, were as follows: Mr. D’Alessandro, 1,150,396 DSUs with a value of $45,268,093; Mr. Rubenovitch, 277,754 DSUs with a value of $10,929,614; Mr. Guloien, 152,135 DSUs with a value of $5,986,526; and Mr. Gordon, 154,425 DSUs with a value of $6,076,628. Mr. DesPrez does not hold any DSUs. Additional DSUs have been credited to reflect dividends paid on Common Shares.

[7]	Includes the amount of term life insurance premiums paid by the Company for the benefit of the Named Executive Officers.

[8]	All compensation for Mr. DesPrez is set and paid in U.S. dollars. 2006 compensation, with the exception of annual incentives (see Note 2), have been converted using an exchange rate of Cdn$1.1344 per US$1.

[9]	Includes amounts spent under the Executive Flexible Spending Account (“EFSA”) in Canada. All executives resident in Canada are entitled to an annual allowance of between 10% and 12% of the executive’s base salary to be used for a number of personal expenditures, including car payments and club memberships.

[10]	As an executive officer not resident in Canada, Mr. DesPrez does not participate in the EFSA. The amounts shown represent the annual car and club membership allowances.

[11]	Amounts shown represent RSUs awarded on February 15, 2006, at a share price of $36.98, which was the closing price of Common Shares on the TSX on February 14, 2006. The vesting of RSUs granted on February 15, 2006 is dependent upon the achievement of an established performance condition.

[12]	A special RSU award to recognize the successful completion of the merger transaction was granted on May 4, 2004 to Mr. D’Alessandro at a grant price of $25.45, which was the closing price of Common Shares on the TSX on May 3, 2004. The value of the RSUs granted to Mr. D’Alessandro was $3,431,750. There are no performance conditions for this award and it vested on December 15, 2006.

A special RSU merger award was granted on May 4, 2004 to each of the Named Executive Officers at a grant price of $25.45, which was the closing price of Common Shares on the TSX on May 3, 2004. The value of the RSUs granted was: Mr. D’Alessandro: $4,118,100; Mr. Rubenovitch: $1,856,250; Mr. Guloien: $1,856,250; Mr. DesPrez: $1,641,150; and Mr. Gordon: $999,981. These special RSUs vested on December 15, 2006.

In 2006, several Named Executive Officers elected to defer 2004 RSUs to DSUs as follows: Mr. D’Alessandro deferred 477,344 RSUs worth $18,683,244; Mr. Rubenovitch deferred 107,039 RSUs worth $4,189,506; and Mr. Gordon deferred 63,366 RSUs worth $2,480,145. Mr. Guloien and Mr. DesPrez did not defer 2004 RSUs to DSUs.

[13]	Includes Company contributions under the 401(k) Pension Plan made on behalf of Mr. DesPrez.
32     2006 MFC Proxy Circular

Option Grants During the Financial Year Ended December 31, 2006
On February 15, 2006, stock options were granted to the Named Executive Officers under the ESOP as follows:

		% of Total Options		Market Value of
	Securities	Granted to	Exercise or	Securities Underlying
	Under Options	Employees in	Base Price	Options on the Date
Name	Granted (#)	Financial Year	($/Security)	of Grant ($/Security)	Expiration Date

Dominic D’Alessandro	458,532	14.46%	$36.98	$36.98	February 15, 2016
Peter Rubenovitch	88,180	2.78%	$36.98	$36.98	February 15, 2016
Donald Guloien	135,208	4.26%	$36.98	$36.98	February 15, 2016
John D. DesPrez III	135,208	4.26%	$36.98	$36.98	February 15, 2016
Bruce Gordon	82,300	2.59%	$36.98	$36.98	February 15, 2016

Note: These options are for Common Shares and vest at a rate of 25% per year, commencing one year after the grant date. Further details respecting these grants can be found on page 24.
Aggregated Option Exercises During the Financial Year Ended December 31, 2006 and Financial Year-End Option Values
The following table shows the number of Common Shares acquired on exercise and the total value of stock options exercised by Named Executive Officers during 2006. The table also shows the total number of stock options each Named Executive Officer held and the value of these options as at December 31, 2006. The value of unexercised in-the-money options at December 31, 2006 is equal to the difference between the exercise price of the options and the closing price of Common Shares on the TSX reported on the last trading day prior to year-end, which was $39.35 per Common Share.

	Securities
	Acquired on	Aggregate	Unexercised Options as at		Value of Unexercised In-the-Money
Name	Exercise (#)	Value Realized ($)	December 31, 2006 (#)		Options as at December 31, 2006 ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable

Dominic D’Alessandro	458,490	$10,573,210	4,443,552	1,438,664	$92,048,673	$14,307,996
Peter Rubenovitch	189,800	$4,403,360	460,072	272,394	$8,175,085	$2,693,320
Donald Guloien	—	—	537,872	319,422	$10,169,675	$2,804,777
John D. DesPrez III	—	—	698,272	331,422	$13,340,895	$2,988,677
Bruce Gordon	—	—	376,258	221,474	$7,082,555	$2,026,336

Employment Agreements
In September 1999, Messrs. D’Alessandro, Rubenovitch, Guloien and DesPrez entered into Change in Control agreements. These agreements protect shareholder interests by removing the distractions of a Change in Control and allowing key executives to focus on the business, by providing security and incentives to remain with the Company. For the purpose of the Change in Control agreements, “Change in Control” is defined as follows:
▪	An acquisition of 20% of the Company’s voting shares;

▪	A majority change in the Board of Directors of the Company; or

▪	A management agreement with another insurance company or financial institution that transfers the management of the Company.
The Change in Control provisions will be triggered under the following circumstances:
▪	For Mr. D’Alessandro — a voluntary or involuntary termination within a specified protection period.*

▪	For Messrs. Rubenovitch, Guloien and DesPrez — an involuntary or constructive termination within a specified protection period.*

*	The specified protection period starts 90 days prior to the date of a Change in Control and ends 24 months after the Change in Control.
Change in Control severance will be paid as a lump sum at three times the annual compensation (base salary and annual incentive only) for Mr. D’Alessandro, subject to reduction as he nears the end of his current employment contract. It will be paid at two times the annual compensation (base salary and annual incentive only) for Messrs. Rubenovitch, Guloien and DesPrez. At the time of Change in Control, long-term incentives will vest. In addition, benefits will continue for the period covered by the severance payment.
Dominic D’Alessandro entered into a new employment agreement with the Company at the time of the John Hancock merger on April 28, 2004. This agreement superseded his December 1993 employment agreement and will terminate December 31, 2008. The agreement states that Mr. D’Alessandro will receive payments equal to 24 months of compensation based on his annual base salary short-term incentive and Executive Flexible Spending Account if a termination occurs without just and proper cause. All benefits will continue for 24 months, except extended employment agreement credits and long-term disability, which cease immediately upon termination. Participation under existing mid-term incentive and long-term incentive grants, but not future grants, will continue up to 24 months.
2006 MFC Proxy Circular     33

Pension Plans
Pension Plans — Canada
Of the Named Executive Officers, only Mr. DesPrez does not participate in the Company’s Canadian pension plan because he resides in the United States.
Defined Benefit Plan Disclosure
The following table sets forth the total estimated annual benefits payable at the normal retirement age of 65 to executives under the Company’s Canadian Staff Pension Plan and under individual supplemental retirement agreements, subject to the applicable limits referred to below that came into effect January 1, 2007.

Estimated Annual Benefits Payable
	Years of Credited Service at Retirement
Pensionable Earnings	15	20	25	30	35

$400,000	$116,000	$154,000	$193,000	$231,000	$270,000
$600,000	$176,000	$234,000	$293,000	$351,000	$410,000
$800,000	$236,000	$314,000	$393,000	$471,000	$550,000
$1,000,000	$296,000	$394,000	$493,000	$591,000	$690,000
$1,500,000	$446,000	$594,000	$743,000	$891,000	$1,040,000
$2,000,000	$596,000	$794,000	$993,000	$1,191,000	$1,390,000
$3,000,000	$896,000	$1,194,000	$1,493,000	$1,791,000	$2,090,000
$4,000,000	$1,196,000	$1,594,000	$1,993,000	$2,391,000	$2,790,000
$5,000,000	$1,496,000	$1,994,000	$2,493,000	$2,991,000	$3,000,000
$6,000,000	$1,796,000	$2,394,000	$2,993,000	$3,000,000	$3,000,000

Canadian domiciled executives promoted or hired prior to January 1, 1999 continue to participate in the defined benefit component of the Canadian Staff Pension Plan. The Company has also entered into individual supplemental retirement agreements which provide supplemental pension benefits to certain executives, including Named Executive Officers. Under these agreements, retirement income is payable for the life of the executives, with a minimum guarantee of 120 monthly payments.
Pensions are based on credited service and average pensionable earnings at retirement. Pensionable earnings are calculated as the highest average of the base salary and annual incentive (including the amount elected to be taken in the form of DSUs) earned over any 36 consecutive months. The pension benefit is determined by taking:
•	years of credited service (up to 35) multiplied by

•	the sum of:
—	1.3 percent of pensionable earnings up to the average of the last three years maximum pensionable earnings limits under the Canada/Quebec Pension Plans (“final average YMPE”); and

—	two percent of the excess of pensionable earnings over the final average YMPE ($41,233 for 2006).
This pension is determined without regard to the maximum pension limit for registered pension plans under the Income Tax Act (Canada). The pension benefit is not subject to any deduction or other offset such as for Canada/Quebec Pension Plans.
Effective January 1, 2007, the annual defined benefit pension payable upon retirement is capped at a dollar amount, to be accrued uniformly over a maximum of 35 years of service, as outlined in the table below:

Job Grade at Retirement	Maximum Annual Pension (for 35 years of Credited Service)

Senior Executive Vice President	$800,000
Executive Vice President	$600,000
Senior Vice President	$400,000
Vice President	$300,000

For Mr. D’Alessandro, the cap is $100,000 per year of credited service, up to a maximum annual pension of $3 million.
Pensions earned up to December 31, 2006, which exceed the new caps, will be grandfathered. As such, the actual pension payable at retirement will not be less than the pension earned to December 31, 2006 reduced for early commencement, as applicable.
34     2006 MFC Proxy Circular

Additional Pension Disclosure — Canada
For purposes of providing more disclosure to shareholders, the table below shows the following information for each Named Executive Officer participating in the Canadian Staff Pension Plan and in individual supplemental retirement agreements:
▪	Years of credited service as at December 31, 2006 and as at the normal retirement age of 65;

▪	Estimated annual benefit payable assuming retirement at December 31, 2006 and at the normal retirement age of 65; and

▪	A reconciliation of the accrued obligation from December 31, 2005 to December 31, 2006.

	Years of Service		Annual		Accrued			Accrued
	(Years)		Benefit Payable[5]		Obligation at		Other Change	Obligation at
	December 31,		December 31,		December 31,	2006	in Obligation	December 31,
Name	2006	Age 65	2006	Age 65	2005[6]	Service Cost[7]	in 2006[8]	2006[9]

Dominic D’Alessandro[1]	52.8	33.0	$2,526,300	$3,000,000	$22,342,000	$1,725,000	$1,266,000	$25,333,000
Peter Rubenovitch[2]	21.4	31.4	$595,500	$749,100	$4,664,000	$260,000	$750,000	$5,674,000
Donald Guloien[3]	25.8	41.2	$0	$1,039,200	$5,163,000	$249,000	$902,000	$6,314,000
Bruce Gordon[4]	27.9	29.9	$796,900	$796,900	$6,603,000	$258,000	$1,290,000	$8,151,000

[1]	The years of service and service cost include a double service pension credit for 2006. Due to an individual supplemental retirement agreement between the Company and Mr. D’Alessandro, effective April 28, 2004, Mr. D’Alessandro will earn two years of credited service for each year of Company service up to February 7, 2009.

[2]	Due to an individual supplemental retirement agreement between the Company and Mr. Rubenovitch, Mr. Rubenovitch has earned two years of credited service for each year of Company service up to August 1, 2005. Mr. Rubenovitch’s annual benefit payable at his retirement age of 65 is his grandfathered annual benefit accrued as at December 31, 2006, based on credited service to that date and current pensionable earnings.

[3]	Mr. Guloien is not eligible for early retirement as at December 31, 2006. Mr. Guloien’s annual benefit payable at his retirement age of 65 is his grandfathered annual benefit accrued as at December 31, 2006, based on credited service to that date and current pensionable earnings.

[4]	Mr. Gordon’s annual benefit payable at his retirement age of 65 is his grandfathered annual benefit accrued as at December 31, 2006, based on credited service to that date and current pensionable earnings.

[5]	The annual benefit payable is based on current pensionable earnings, including the annual incentive awarded in 2007 in respect of 2006 and on credited service to date/age stated, subject to any of the limits mentioned previously.

[6]	The accrued obligation is the value of the projected pension earned for service to December 31, 2005. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2005 as disclosed in Note 17 of the Company’s 2005 consolidated financial statements, based on the actual pensionable earnings for 2005 and adjusted to reflect expected increases in pensionable earnings.

[7]	The 2006 service cost is the value of the projected pension earned for the current year of service. The values have been determined as at December 31, 2006, using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2006 as disclosed in Note 16 of the Company’s 2006 consolidated financial statements, based on the actual pensionable earnings for 2006 and adjusted to reflect expected increases in pensionable earnings.

[8]	Other changes in the obligation in 2006 include the impact of any differences between actual and assumed compensation, promotions, plan amendments, amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions and other experience gains and losses.

[9]	The accrued obligation is the value of the projected pension earned for service to December 31, 2006. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2006 as disclosed in Note 16 of the Company’s 2006 consolidated financial statements, based on the actual pensionable earnings for 2006 and adjusted to reflect expected increases in pensionable earnings.
Notes:
▪	The values shown above include pension benefits provided by the Canadian Staff Pension Plan and individual supplemental retirement agreements and reflect the limits discussed above.

▪	All members are currently vested in their pension entitlements earned to December 31, 2006.

▪	Under the Change in Control provisions of their respective Change in Control agreements, Messrs. D’Alessandro, Rubenovitch and Guloien’s pension benefits would continue to accrue during any applicable severance payment period.

▪	In accordance with Canadian generally accepted accounting principles, the amounts above make no allowance for the different tax treatment of the portion of pension not paid from the registered pension plan.

▪	All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time.

▪	The method and assumptions used to determine estimated amounts will not be identical to the method and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.
The Canadian Staff Pension Plan is a funded plan whereas the individual supplemental retirement agreements are not funded. Following the methods prescribed by the Canadian Institute of Chartered Accountants, the Canadian Staff Pension Plan has an unfunded accrued obligation of $13,953,000 as at December 31, 2006. Combined, the individual supplemental retirement agreements have an unfunded accrued obligation of $218,863,000 of which $154,019,000 has been charged to earnings as at December 31, 2006.
Pension Plans — U.S.
Mr. DesPrez earns pension benefits through plan membership in the following retirement plans:
▪	John Hancock Life Insurance Company (U.S.A.) Cash Balance Plan formerly the Manulife Financial U.S. Cash Balance Plan (“John Hancock U.S.A. Pension Plan”);

▪	Manulife Financial U.S. Supplemental Cash Balance Plan (“John Hancock U.S.A. Supplemental Pension Plan”); and

▪	The Investment-Incentive Plan for John Hancock Employees (“John Hancock U.S.A. 401(k) Plan”).
John Hancock U.S.A. Pension Plan
Under this defined benefit pension plan, a notional account is established for each participant. The account receives Company contribution credits based on credited service and eligible compensation. Eligible compensation is calculated as base salary and annual incentive. The account earns semi-annual interest credits based on the yield of one-year Treasury Constant Maturities in effect on the last business day of each month in the 12-month period ending on the November 30 of the preceding calendar year plus .25%, subject to a minimum interest credit of 5.25% compounded semi-annually. The yearly maximum amount of eligible compensation allowed under
2006 MFC Proxy Circular     35

the qualified plan in 2006 was US$220,000. Benefits payable at the normal retirement age of 65 are determined by the value of the employee’s cash balance account on the date their pension begins. The normal form of pension payment under the John Hancock U.S.A. Pension Plan is a life annuity, with various other choices available, including a lump sum payment. The pension benefit is not subject to any deduction or offset for U.S. Social Security.
John Hancock U.S.A. Supplemental Pension Plan
Executive officers are also eligible for benefits under the John Hancock U.S.A. Supplemental Pension Plan. This is a non-contributory, non-qualified defined benefit plan. During the period of an executive’s active participation in the plan, annual Company contribution credits are made on the portion of the executive’s eligible compensation which exceeds the yearly maximum of eligible compensation allowed under the qualified plan. The yearly maximum of eligible compensation under the qualified plan was US$220,000 for 2006. Interest is credited under this plan at the same rate as the John Hancock U.S.A. Pension Plan. The normal form of payment under the plan is a modified lump sum. Benefits are paid over 18 months beginning the seventh month after the member leaves the Company.
Contribution Credits for John Hancock U.S.A. Pension Plan and John Hancock U.S.A. Supplemental Pension Plan (2006)

	% Eligible Compensation	% Eligible Compensation
Years of Credited Service	up to US$ 220,000	over US$ 220,000

1 – 5	4	4
6 – 10	5	5
11 –15	7	5
16 – 20	9	5
21 or more	11	5

Projected Estimated Pension Benefits at Age 65 Payable as an Annual Annuity from John Hancock U.S.A. Pension Plan and John Hancock U.S.A. Supplemental Pension Plan

Estimated Annual Benefits Payable (US$)
Eligible	Years of Credited Service at Retirement
Compensation	10	15	20	25	30	35

$400,000	$18,800	$35,600	$59,400	$92,200	$134,800	$189,900
$600,000	$28,200	$52,300	$85,700	$130,900	$189,600	$265,500
$800,000	$37,500	$69,100	$112,000	$169,700	$244,400	$341,200
$1,000,000	$46,900	$85,900	$138,400	$208,400	$299,200	$416,800
$1,500,000	$70,400	$127,800	$204,200	$305,200	$436,200	$605,800
$2,000,000	$93,800	$169,700	$270,000	$402,100	$573,100	$794,800
$2,500,000	$117,300	$211,600	$335,900	$498,900	$710,100	$983,900
$3,000,000	$140,800	$253,500	$401,700	$595,700	$847,100	$1,172,900

Notes:
The amounts set forth in the table above assume:
▪	Level annual compensation in all years of employment.

▪	Cash balance accounts are credited with the 2006 semi-annual compounded interest rate of 5.25% for future years and are converted to annuities based on the 4.73% interest rate and mortality table prescribed for 2006 conversions.
Additional Pension Disclosure — U.S.
For purposes of providing more disclosure to shareholders, the table below shows the following information for the Named Executive Officer participating in the John Hancock U.S.A. Pension Plan and the John Hancock U.S.A. Supplemental Pension Plan:
▪	Years of credited service as at December 31, 2006 and as at the normal retirement age of 65;

▪	Estimated annual benefit payable assuming retirement at December 31, 2006 and at the normal retirement age of 65; and

▪	A reconciliation of the accrued obligation from December 31, 2005 to December 31, 2006.

							Other	Accrued	Account
	Years of Service		Annual		Accrued	2006	Change in	Obligation at	Balance at
	(Years)		Benefit Payable[1] (US$)		Obligation at	Service	Obligation in	December 31,	December 31,
	December 31,		December 31,		December 31,	Cost[3]	2006[4]	2006[5]	2006
Name	2006	Age 65	2006	Age 65	2005[2]	(US$)	(US$)	(US$)	(US$)

John DesPrez, III	16.0	31.0	$51,300	$372,300	$981,000	$68,000	$41,000	$1,090,000	$832,000

[1]	The annual benefit is based on current eligible compensation and credited service to date/age stated.
36     2006 MFC Proxy Circular

[2]	The accrued obligation is the value of the projected pension earned for service to December 31, 2005. The value has been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2005 as disclosed in Note 17 of the Company’s 2005 consolidated financial statements, based on the actual pensionable earnings for 2005 and adjusted to reflect expected increases in pensionable earnings.

[3]	The 2006 service cost is the value of the projected pension earned for the current year of service. The value has been determined as at December 31, 2006, using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2006 as disclosed in Note 16 of the Company’s 2006 consolidated financial statements, based on the actual pensionable earnings for 2006 and adjusted to reflect expected increases in pensionable earnings.

[4]	Other changes in the obligation in 2006 include the impact of any differences between actual and assumed compensation, promotions, plan amendments, amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions and experience gains and losses.

[5]	The accrued obligation is the value of the projected pension earned for service to December 31, 2006. The value has been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2006 as disclosed in Note 16 of the Company’s 2006 consolidated financial statements, based on the actual pensionable earnings for 2006 and adjusted to reflect expected increases in pensionable earnings.
Notes:
▪	The values shown above include pension benefits provided by the John Hancock U.S.A. Pension Plan and the John Hancock U.S.A. Supplemental Pension Plan.

▪	Under the Change in Control provisions of Mr. DesPrez’s Change in Control agreement, Mr. DesPrez’s pension benefits would continue to accrue during any applicable severance payment period.

▪	In accordance with Canadian generally accepted accounting principles, the amounts above make no allowance for the different tax treatment of the portion of pension not paid from the qualified plan.

▪	All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time.

▪	The method and assumptions used to determine estimated amounts will not be identical to the method and assumptions used by other issuers and as a result, the figures may not be directly comparable across issuers.
The John Hancock U.S.A. Pension Plan is a funded qualified plan whereas the John Hancock U.S.A. Supplemental Pension Plan is a non-qualified unfunded plan. Following the methods prescribed by the Canadian Institute of Chartered Accountants, the John Hancock U.S.A. Pension Plan has an unfunded accrued obligation of US$12,906,000 as at December 31, 2006 whereas the John Hancock U.S.A. Supplemental Pension Plan has an unfunded accrued obligation of US$33,008,000 of which US$23,421,000 has been charged to earnings as at December 31, 2006.
John Hancock U.S.A. 401(k) Plan
The John Hancock U.S.A. 401(k) Plan is available to employees on a voluntary basis. Employees may elect to contribute a percentage of their eligible salary up to a maximum of 50% of salary. The yearly maximum amount of salary allowed under the 401(k) plan in 2006 was US$220,000. The Company matches the participant’s contribution at 100%, to a maximum match of 4% of their eligible salary. Contributions are deposited into the participant’s account and are invested based on the investment elections made by the participant. The Company portion of a participant’s account balance vests after three years of service. A participant’s account is distributed when the participant leaves the Company or becomes permanently disabled.
The aggregate value of the John Hancock U.S.A. 401(k) Plan account for Mr. DesPrez is US$425,140 as at December 31, 2006.
2006 MFC Proxy Circular     37

Securities Authorized for Issuance under Equity Compensation Plans
The shareholders of the Company have approved all equity compensation plans instituted by the Company under which Common Shares may be issued (“Equity Plans”). A description of the material features of each Equity Plan can be found in the sections “Report on Executive Compensation” and “Board of Directors’ Compensation”. The following table sets out information about the Equity Plans of the Company as of December 31, 2006.

	Number of securities to	Weighted average of	Number of securities
	be issued upon exercise	exercise price of	remaining available for
	of outstanding options,	outstanding options,	future issuance
	warrants and rights	warrants and rights	under Equity Plans
	(#)	($)	(#)

Equity compensation plans approved by security holders	34,187,015	22.60	35,371,182

Pursuant to the merger with John Hancock, the Company assumed the equity compensation plans of John Hancock and the options, warrants and rights issued under these plans were converted to options, warrants and rights with respect to Common Shares. Of the Common Shares disclosed in the first column above, a total of 5,087,487 Common Shares were issuable upon the exercise of stock options outstanding under the John Hancock Plan as of December 31, 2006.
Directors’ and Executive Officers’ Indebtedness
As of March 1, 2007, the aggregate indebtedness to the Company or any of its subsidiaries of all officers, Directors and employees and former officers, Directors, proposed Directors and employees of the Company or its subsidiaries, excluding routine indebtedness under applicable Canadian securities laws, amounted to $2,105,212. As of March 1, 2007, no Director or proposed Director had any indebtedness to the Company or any of its subsidiaries. In addition, as of March 1, 2007, no executive officer1 had any indebtedness to the Company or any of its subsidiaries, other than routine indebtedness.
The Company has adopted related party transaction procedures to ensure that any loans to Directors and senior officers2 are in compliance with the provisions of SOX and the Insurance Companies Act (Canada) (the “Act’). Under those procedures, the Company and its subsidiaries (except Manulife Bank) will not make loans to Directors or senior officers. Manulife Bank may make loans to Directors or senior officers provided that the loan is on market terms or part of a benefit or compensation program available to all employees and does not give preference to Directors or senior officers.

[1]	Executive officer means a member of the Company’s executive committee.

[2]	Senior officer is defined under the Act.
38     2006 MFC Proxy Circular

Performance Graph
The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Company from December 31, 2001 to December 31, 2006 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Financials Index for the same period. The values shown assume the reinvestment of all dividends.
Supplemental Shareholder Return
The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Company from December 31, 1999 (the year in which the Company’s initial public offering occurred) to the most recent year end with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Financials Index for the same period. The values shown assume the reinvestment of all dividends.
2006 MFC Proxy Circular     39

Directors’ and Officers’ Insurance
The Company maintains a Directors’ and Officers’ Liability Insurance policy with a policy limit of US$150 million. The current policy expires March 31, 2007. This policy is renewed annually.
The policy provides protection to Directors and Officers against liability incurred by them in their capacities as Directors and Officers of the Company and its subsidiaries. The policy also provides protection to the Company for claims made against Directors and Officers. The Company has contractually indemnified Directors and Officers, as is required or permitted under applicable statutory or by-law provisions.
Directors’ Approval
This Proxy Circular is dated as of March 14, 2007, and except as otherwise indicated all the information contained in this Proxy Circular is given as of that date. The Board of Directors of the Company has approved the contents and the distribution of this Proxy Circular to shareholders.
Signed,
Angela K. Shaffer
Corporate Secretary
March 14, 2007
Additional Information
Financial Information of the Company is provided in the Company’s consolidated financial statements for the year ended December 31, 2006 and management’s discussion and analysis of the Company’s financial condition and results of operations for 2006.
The Company’s annual information form includes additional information on the Audit Committee in the section entitled “Audit and Risk Management Committee”, including the Audit Committee’s charter and composition and the relevant education and experience of its members. To obtain a copy of the Company’s latest annual information form, the audited annual financial statements, management’s discussion and analysis of the Company’s financial condition and results of operations for 2006, any interim financial statements filed after the filing of the most recent annual financial statements, this Proxy Circular, or other information on the Company, please visit the Company’s profile on www.sedar.com or our website at www.manulife.com or send your request to:

Shareholder Services
Manulife Financial Corporation
200 Bloor Street East
Toronto, ON M4W 1E5
Telephone:	1-800-795-9767
Fax:	416-926-3503
E-Mail:	shareholder_services@manulife.com
2006 Annual Report
The Company’s 2006 Annual Report is available on our website at www.manulife.com. You may access and download the entire document or selected sections as you wish. You may also request a printed copy of the 2006 Annual Report which will be sent to you free of charge. Please include your name, full mailing address including country and postal code and quote the Form number of IR3810E for an English copy, or IR3810F for a French copy. Send your request by:

E-mail:	Manulife@datagroup.ca
Fax:	905-696-8612 (North America Toll-free Fax 1-877-886-8854)
Phone:	905-696-8884, ext. 3, or (North America Toll-free 1-877-886-8853 ext. 3)
Mail:	Data Group of Companies
Attn: Manulife CSR’s
80 Ambassador Drive
Mississauga, Ontario Canada L5T 2Y9.

40     2006 MFC Proxy Circular

Schedule “A” – Statement of Corporate Governance Practices
The corporate governance practices of Manulife Financial Corporation (the “Company”) meet or exceed the standards set out in the Insurance Companies Act (Canada) (“Insurance Companies Act”), Canadian Securities Administrators’ Multilateral Instrument 52-109 (the “Certification Instrument”), Canadian Securities Administrators’ Multilateral Instrument 52-110 (the “Audit Committee Instrument”) and the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 and National Instrument 58-101 (the “Governance Instrument”). The Company’s corporate governance practices also comply with applicable requirements of the Sarbanes-Oxley Act of 2002 (“SOX”), including any U.S. Securities and Exchange Commission (“SEC”) rules under SOX, as well as the domestic issuer standards of the New York Stock Exchange Corporate Governance Rules (the “NYSE Rules”).
The following Statement of Corporate Governance Practices highlights various elements of the Company’s corporate governance program.
Mandate of the Board of Directors
The Board of Directors of the Company is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board’s general responsibilities are set out in the Board Mandate and the Board Policies. The Mandate of the Board and the Board Policies are attached as Schedule “B”. The Mandate of the Board and the Board Policies are on the Corporate Governance page of the Company’s website and are available upon request from the Corporate Secretary.
Independence of the Board
The Board annually reviews the independence of the Directors. The Board reviews the Directors’ employment status, other board memberships, Company shareholdings and business relationships to determine whether there are any relationships which might interfere with a Director’s ability to make an independent judgment.
The Board has determined that 13 of the 14 current members of the Board as well as the two new nominees are independent under Section 303A.2 of the NYSE Rules, Section 301 of SOX and Section 1.2 of the Governance Instrument. Dominic D’Alessandro is not independent because he is the Company’s President and CEO.
Independence of the Chair of the Board
▪	The positions of the Chair and the CEO are separate.

▪	The Chair is an independent Director.

▪	The Chair’s mandate provides that the Chair is accountable for ensuring that the Board carries out its responsibilities effectively and separately from management.

▪	The Chair’s principal accountabilities include managing the affairs of the Board, developing the composition, structure and renewal of the Board, guiding the Board’s deliberations on strategic and policy matters and ensuring proper oversight by the Board is exercised.
Nomination of Directors
The Corporate Governance and Nominating Committee (the “Governance Committee”) is responsible for identifying qualified candidates for nomination to the Board. The Governance Committee:
▪	Develops and recommends to the Board criteria for the selection of new Directors, periodically reviews the criteria adopted by the Board and recommends changes to such criteria, which includes professional experience and personal characteristics.
▪	Maintains a Directors’ Matrix identifying the desired competencies, expertise, skills, background and personal qualities of the Directors and potential candidates.
▪	Annually reviews the skills, areas of expertise, backgrounds, independence and qualifications of the members of the Board.
▪	Identifies and recommends to the Board individuals qualified and suitable to become Board members, taking into consideration any gaps identified in the Directors’ Matrix.
▪	Maintains an evergreen list of suitable candidates for the Board who the Governance Committee believes meet the identified criteria and whose skills and characteristics complement the existing mix. The Chair is responsible for approaching Board candidates. Candidates meet with the Chair and the CEO prior to nomination or appointment to review expected contributions and commitment requirements.
▪	Directors must retire at 72 and may not be nominated for reelection.
The Board will consider a nomination of a candidate for the Company’s Board of Directors from a shareholder that is submitted in accordance with the Insurance Companies Act. A proper nomination must be submitted by shareholder proposal, signed by the holders of shares representing in aggregate not less than five percent of the shares of the Company entitled to vote at the meeting to which the proposal is being submitted.
Majority Election of Directors Policy
In 2006, the Governance Committee amended its Majority Election of Directors Policy, which provides that Director nominees who do not receive a majority of votes in favour in an uncontested election will be required to immediately submit their resignation to the Governance Committee. The Board will, in the absence of extenuating circumstances, accept the resignation within 90 days of the Annual Meeting and issue a press release confirming the Director’s resignation or the reason for not accepting it. In filling the vacancy resulting from a Director resignation, the Directors may wait until the next Annual Meeting, appoint a new Director whom the Board considers will have the confidence of the shareholders or call a special meeting of shareholders to elect a Director.
Position Descriptions for Chair, Committee Chairs, CEO and Individual Directors
The Board has developed position descriptions outlining the accountabilities for the Chair, the Chairs of Board committees, the CEO and the individual Directors. The position descriptions can be found on the Corporate Governance page of the Company’s website or can be obtained by contacting the Corporate Secretary.
Director Education and Orientation
The Company provides an education program for all Directors, including a detailed orientation program for new Directors, which incorporates the following:

2006 MFC Proxy Circular     41

▪	New Directors are provided with detailed information about the Company, including its business strategies, corporate information, structure and the roles and expectations of the Board and individual Directors.
▪	New Directors receive a manual which provides information about the Company, the Proxy Circular, Annual Report, Manufacturers Life’s Report to Policyholders, organizational information about the Board and its meetings and the Directors’ information requirements required pursuant to applicable insurance and securities regulations.
▪	New independent Directors are initially appointed to the Audit Committee as part of the Directors’ orientation to the Company’s business. As an Audit Committee member, the Director will be exposed to all aspects of the financial and risk management elements of the Company and is intended to help new independent Directors to more quickly learn the business model. All Directors have a standing invitation to attend committee meetings and new Directors are encouraged to do so to assist in their orientation.
▪	New Directors meet with the Chair, the CEO and other members of management to discuss the Company’s strategies, operations and functions.
▪	A Directors’ Manual providing a comprehensive outline of the duties, responsibilities, structure and the committees of the Board. The Directors’ Manual includes the Board Mandate, Board Policies, committee charters, the regulatory compliance program, the incorporating documents, by-laws, administrative resolutions, Directors’ policies, Company policies, the Code of Business Conduct and Ethics and a Glossary of Terms.
▪	Directors’ seminars and divisional presentations to the Board to provide in-depth reviews of key businesses and functions. In 2006, seminars included: Canadian Asset Liability Method of Calculating Actuarial Reserves (CALM); New Accounting Standard (Financial Instruments - Recognition and Measurement); Integrated Risk Measures – Economic Capital and Earnings at Risk; Organization and Strategy of Investment Operations; China and Taiwan Operations; Association of South East Asian Nations Operations and Investment Issues; Overview of Economic and Political Situation in Japan.
▪	On-site visits to the Company’s operations scheduled in conjunction with a Board meeting. On-site meetings incorporate senior management presentations on the business divisions’ strategies and operations. In 2006 the Directors visited the Company’s Asian operations in Hong Kong and Tokyo.
▪	In 2006, the Governance Committee agreed that all Directors would become members of the Institute of Corporate Directors, a recognized educational organization for directors to enhance their knowledge of directors’ responsibilities and current governance trends.
▪	Directors may seek additional professional development education at the expense of the Company. In 2006, certain Directors became members of organizations relating to human resources and women on boards and attended a conference for executives on the life insurance industry.
Board Access to Management
The Company provides both formal and informal means for the Board to interact with management. Directors have access to management to discuss matters that they may wish to pursue.
Board Committee Membership Standards
The Board relies on its committees to fulfill its mandate and meet its responsibilities. Committees of the Board allow Directors to share responsibility and devote the necessary resources to a particular area or issue. There are currently four standing committees of the Board: the Audit and Risk Management Committee (“Audit Committee”); the Conduct Review and Ethics Committee (“Ethics Committee”); the Governance Committee; and the Management Resources and Compensation Committee (“Compensation Committee”). All committees have the following common characteristics:
▪	Comprised solely of independent Directors.

▪	Have a written charter setting out its responsibilities. Each committee tracks its compliance with its charter at each meeting throughout the year. The charters and the scorecards are available on the Company’s website or by writing to the Corporate Secretary.

▪	Report to and seek approvals as required from the Board after each of its meetings. Committees meet without any members of management present (“in camera”) at each meeting.

▪	Reviews its performance and its charter annually.

▪	Has its membership reviewed by the Board and rotated as requirements of the committees and the Directors dictate.
Audit and Risk Management Committee
The Board has reviewed the membership of the Audit Committee and has determined that no member serves on more than two other audit committees of publicly traded companies and that no member’s ability to serve the Audit Committee is impaired in any way.
Financial statements are presented for review by the Audit Committee at meetings scheduled prior to Board meetings. The Audit Committee provides a report and recommendation to the Board with respect to financial disclosure of the Company.
The Audit Committee has established the Protocol for Approval of Audit and Permitted Non-Audit Services. Under this Protocol, the Audit Committee annually reviews and pre-approves recurring audit and non-audit services that are identifiable for the coming year. This Protocol also requires that any audit or non-audit services that are proposed during the year be approved by the Audit Committee or by a member appointed by the Audit Committee for this purpose.
The Board annually reviews the membership of the Audit Committee to confirm that all members are financially literate, as required by the Audit Committee Instrument and the NYSE Rules and that at least one member can be designated as a financial expert as required by SOX. The Board has determined that all members are financially literate and that 6 of the 7 current members possess the necessary qualifications to be designated as Audit Committee Financial Experts.
The Audit Committee has direct communication and in camera meetings with each of the internal auditor, the independent auditor, the Appointed Actuary and the Company’s principal regulator, the Office of the Superintendent of Financial Institutions (Canada). The Audit Committee also meets with management.
The Board considers all principal risks facing the Company, as well as the measures either proposed or already implemented to manage these risks. The Audit Committee ensures that comprehensive risk management policies and processes, internal controls and management information systems are in place and updated regularly to mitigate the Company’s exposures.

42     2006 MFC Proxy Circular

Conduct Review and Ethics Committee
The Ethics Committee oversees the procedures relating to conflicts of interest, customer complaints, related party transactions and protection of confidential information.
The Ethics Committee annually reviews the Company’s Code of Business Conduct and Ethics, the Related Party Procedures, the Conflict of Interest Procedures, the Confidential Information Procedures and Complaint Handling Practices.
Management Resources and Compensation Committee
The Compensation Committee oversees the Company’s global human resources strategy and the effective utilization of human resources, focusing on management succession, development and compensation. The Compensation Committee is responsible for:
▪	Approving the appointment of and providing proper development, compensation and review of senior management.
▪	Reviewing and approving annually the appointment, succession, remuneration and performance of the senior executives, excluding the CEO. The annual performance assessment and compensation review of the CEO is performed by the Governance Committee.
▪	Reviewing annually the Company’s compensation policies, including base pay, incentive, pension and benefit plans and making recommendations to the Board.
Corporate Governance and Nominating Committee
The Governance Committee is responsible for:
▪	Developing director selection criteria.

▪	Identifying and recommending to the Board qualified director nominees.

▪	Overseeing the Company’s corporate governance program.

▪	Developing governance policies, practices and procedures.

▪	Reviewing the structure, mandate and composition of the Board and Board committees.

▪	Reviewing the objectives, performance and compensation of the President and CEO.

▪	Reviewing and evaluating the effectiveness of the Board, the committees, the Chair and the Directors.
Independent Directors’ Meetings
Each meeting of the Board and of its committees is followed by an in camera meeting, at which the independent Chair of the Board or the independent Chair of one of the committees of the Board acts as Chair. Non-independent Directors and management do not attend.
The Board also holds meetings at which non-independent Directors and members of management are not in attendance. In 2006, one meeting of the independent Directors was held.
Shareholders wishing to contact independent Directors of the Company may write to the Chair of the Board, in care of the Corporate Secretary, at the head office of the Company.
Retention of Outside Advisors by Directors
The Board and its committees may retain outside advisors at the Company’s expense, as they deem necessary.
The Governance, Compensation and Audit Committees retained outside advisors in 2006.
Individual Directors may also retain outside advisors, at the Company’s expense, to provide advice on any matter before the Board or a Board committee with the approval of the Governance Committee.
Director Compensation
The Board, with the assistance of the Governance Committee and independent external advisors, undertakes a biennial review of Director compensation to ensure that it meets the objective of properly aligning the interests of Directors with the long-term interests of the Company. During 2006, the Board engaged Hugessen Consulting Inc., a recognized, independent external consultant to provide advice and guidance on Director compensation issues with a view to making recommendations for 2007.
Director Share Ownership
To align Director’s compensation with the long-term interests of the Company, Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Common Shares, preferred shares of the Company and DSUs are considered equity for this purpose, while stock options are not. Directors are required to take compensation in shares or DSUs until minimum holdings are met. All current Directors have met the minimum equity ownership amount.
No stock options have been granted after 2002 to non-employee Directors and in 2004 the Board of Directors resolved to permanently discontinue stock option grants to non-employee Directors.
Board Evaluation
The Governance Committee conducts annual, formal evaluations of the Board, Board committees, the Chairman and the individual Directors. The process includes:
▪	Annual evaluation meetings between the Chair and each Director to discuss Board performance, including a peer review.

▪	Each Director completes biennial written Board Effectiveness and Director Self-Assessment Surveys.

▪	The Board and Board committees are assessed against their mandates and charters.

▪	Contributions of individual Directors are assessed against the applicable position descriptions and the Directors’ Matrix setting out the skills each individual Director is expected to bring to the Board.

▪	The assessments of the Board, the committees and the Directors, focus on identifying areas for improvement.

▪	The results of the assessments are presented to the Governance Committee and the Board. The Governance Committee identifies areas for improvement, develops action plans and monitors the progress of these plans.

▪	Annual in camera meeting of the independent Directors to review the results of the evaluations and to approve the Governance Committee’s plan for improvement.

▪	Review of overall size and operation of the Board and its committees to ensure that they operate effectively.

▪	Annual determination of whether a Director’s ability to serve the Company is impaired by external obligations or by changes in his or her principal occupation or country of residence.
CEO Evaluation
The Governance Committee and the CEO annually set financial and non-financial objectives for the CEO, which are approved by the Board. The CEO’s performance is evaluated annually by the Governance Committee based on these objectives and on the Company’s performance.

2006 MFC Proxy Circular     43

Ethical Business Conduct
The Company has adopted the Code of Business Conduct and Ethics (“Code”), which applies to Directors, officers, employees and those who perform services for or on behalf of the Company.
The Code complies with the requirements of the NYSE Rules, the SEC rules and the Governance Instrument.
The Code is available on the Company’s website at www.man-ulife.com.
The Board annually reviews the Code and the compliance with the Code with the assistance of the Ethics Committee.
All employees of the Company and the Directors annually review the Code, complete an online training course, certify compliance with the Code and disclose any conflicts of interest.
The Board, through the Governance and Compensation Committees, annually reviews the integrity of the CEO and the Executive Officers, and their promotion of a culture of integrity.
CEO and CFO Certification of Financial Statements
The CEO and Chief Financial Officer certify the annual financial statements and quarterly financial statements as required by SOX and the Certification Instrument.
The CEO provides an annual certification to the NYSE stating the CEO is not aware of any violations of the governance requirements in the NYSE Rules.
The Company submits Written Affirmations as required by the NYSE Rules.
Communication Policies
Policies have been established relating to the treatment and disclosure of information about the Company on a timely, accurate, understandable and broadly disseminated basis. Information relating to the Company is reviewed by the Legal, Investor Relations and Corporate Communications departments, senior management and others as required, for a determination of materiality and, if appropriate, public disclosure.
The Company has reviewed its disclosure policies and practices to ensure full, fair and timely disclosure of information.
The Company communicates with individual shareholders, institutional investors and financial analysts through its Investor Relations department and to the media and employees through its Corporate Communications department.
The Investor Relations department provides an information report at each Board meeting on share performance, issues raised by shareholders and analysts, the Company’s institutional shareholder base and a summary of recent Investor Relations activities.
The Company’s website, www.manulife.com, features webcasts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports and other investor information.
Shareholders can access voting results of all shareholder votes at the Company’s website or at www.sedar.com.

44     2006 MFC Proxy Circular

Schedule “B” – Board of Directors’ Mandate and Board Policies
Board of Directors’ Mandate
The Board of Directors (the “Board”) is responsible for providing independent oversight of the management of the business and affairs of Manulife Financial Corporation (the “Company”).
The Board shall, directly or through a Board committee, carry out the duties referred to in this Mandate, including the following.
Culture of Integrity and Ethics
▪	Promote a culture of integrity at the Company. The Board shall satisfy itself as to the integrity of the CEO and the executive officers, and that the CEO and executive officers create a culture of integrity throughout the Company.

▪	Approve the Company’s Code of Business Conduct and Ethics (the “Code”), monitor compliance with the Code, and receive reports assuring the Board that the Code is being adhered to. Any waivers from the Code for the benefit of any Director or executive officer must be approved by the Board.
▪	Approve policies and practices for dealing with all matters related to integrity and ethics, including conflicts of interest, related party transactions and the treatment of confidential information.
Strategic Planning Process and Implementation
▪	Provide oversight and guidance on the strategic issues facing the Company and on the implementation of appropriate business plans to effect the Company’s strategy. Business plans and strategies, which take into account opportunities and risks, are presented to the Board by the CEO on a regular basis and by each Division at least annually. For each report, the Board engages in a discussion with Senior Management to satisfy itself that the appropriate strategies are being implemented. The Board approves management’s strategic and business plans where necessary or desirable.
▪	Monitor the implementation and results of the Company’s strategy and review performance against the strategic business plans.
▪	Review and approve the Company’s financial objectives and plans, including debt and equity issues, major capital expenditures, allocation of resources among the Company’s lines of business, organizational restructurings and other major financial activities, which exceed the approval limits delegated by the Board.
Risk Management and Compliance
▪	Oversee the implementation by management of appropriate systems to identify and manage the principal risks of the Company’s business. The Board shall receive regular updates on the status of risk management activities and initiatives.
▪	Oversee the implementation by management of a comprehensive compliance management program.
Succession Planning
▪	Oversee the selection, appointment, development, evaluation and compensation of the Chair of the Board, Board members, the CEO and each executive officer.
▪	Review the establishment of annual performance targets and the annual performance evaluation of the Chief Executive Officer and each executive officer.
▪	Oversee the Company’s general approach to human resources and compensation philosophy.
▪	Review the succession plan for key executive positions as updated from time to time.
Communications and Public Disclosure
▪	Oversee public communication and disclosure. The Board has adopted the Disclosure Policy which governs the release of information about the Company and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements.
▪	Directors may communicate with the Shareholders or stakeholders on behalf of the Company when authorized by the CEO or the Chair of the Board and the CEO.
Internal Controls
▪	Oversee the internal control and management information systems, monitor the integrity of such systems and obtain assurances on a regular basis that these systems are designed and operating effectively.
▪	Review and approve the financial statements and related disclosures prior to their release. The Board shall receive a detailed analysis of these reports from management and the Audit and Risk Management Committee to assist in its review.
Corporate Governance
▪	Review and approve the Company’s Governance Policies and Practices, as updated from time to time.
▪	Establish expectations and responsibilities of directors, including preparation for, attendance at, and participation in, Board and Committee meetings and Board educational seminars.
Duty of Care
In meeting their responsibilities as members of the Board, each Director shall act honestly and in good faith with a view to the best interests of the Company, and exercise the care, diligence and skill that a reasonable prudent person would exercise in comparable circumstances.
Communication with Directors
Shareholders or other stakeholders of the Company may communicate with the Directors by writing to the Chair of the Board in care of the Corporate Secretary of the Company as follows:
Chair of the Board
c/o The Corporate Secretary
Manulife Financial
200 Bloor Street East
North Tower 10
Toronto, ON
M4W 1E5

2006 MFC Proxy Circular     45

Board Policies
1.	Purpose

1.1	The purpose of the Board Policies is to provide a framework within which the Board will carry out its responsibilities. These are guidelines only and may be amended from time to time by the Board.

2.	Membership

2.1	The Board shall consist of at least 7 but not more than 30 Directors, with the number of Directors set by the Board each year, pursuant to the Company’s By-law No. 1. The Board will periodically evaluate and determine the appropriate size and composition of the Board, on the recommendation of the Corporate Governance and Nominating Committee (the “Governance Committee”). The number of Directors shall be sufficient to allow rotation of the members of each of the Board’s Committees.

2.2	At least two-thirds of the Directors must be resident Canadians and no more than two-thirds of the Directors shall be “affiliated” with the Company as defined in the Insurance Companies Act (Canada) (the “Act”).

2.3	At least a majority of Directors shall satisfy the applicable independence requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities. The Board shall annually review and make a determination as to each Director’s status as an independent Director.

3.	Meetings

3.1	The Board shall meet seven times per year or more frequently as the Board may determine.

3.2	A quorum of the Board shall consist of a majority of the Directors. A majority of Directors participating in any meeting shall be resident Canadians.

3.3	Board meetings shall be held at the head office of the Company or at such other location as the Directors may determine. The Directors acknowledge that it is valuable to hold meetings at the head office locations of the Divisions and as a result will hold meetings in Boston, Massachusetts, Waterloo, Ontario, Hong Kong, Shanghai, China, and Tokyo, Japan and any such other location that they determine, from time to time.

3.4	In order to allow for the Directors to meet without management present, each Board and Committee meeting will be followed by an in camera meeting of the independent Directors to reflect on the meeting. The independent Directors will also meet at least once each year to review the Board’s effectiveness assessments and to approve action plans.

4.	Attendance and Preparation

4.1	Directors are expected to attend all Board and applicable Committee meetings and Board Seminars unless there is a compelling reason for non-attendance. Attendance in person is preferable; however, attendance by teleconference or videoconference is also acceptable with the consent of the Chair of the meeting.

4.2	Directors are expected to attend each meeting of the Board or a Committee prepared to contribute to the business of the meeting and the Board’s oversight responsibilities by at a minimum reviewing the meeting materials provided in advance of the meeting. The expected preparation time required for each meeting will depend on the topics to be addressed at that meeting.

5.	Voting

5.1	Directors who are present at a meeting of the Directors or a Committee will be deemed to have consented to any resolution passed or action taken at the meeting unless the Director requests that his or her dissent be included in the Minutes, sends a written dissent to the Corporate Secretary before the meeting is adjourned, or sends the dissent by registered mail or delivers it to the head office of the Company immediately after the meeting is adjourned.

5.2	If the Director has already voted for or consented to the resolution, then the Director is not entitled to dissent to the vote.

5.3	Any Director who is absent from a Board or Committee meeting where a resolution has been passed or an action taken will be deemed to have consented to that resolution, unless the Director takes specific action to make his or her dissent known within seven days of becoming aware of the resolution. The Director must cause his or her dissent to be placed with the minutes of the meeting or send the dissent by registered mail or deliver it to the head office of the Company.

6.	Committees of the Board – Establishment and Oversight

6.1	The Board shall establish such Committees as deemed necessary to assist it in meeting its responsibilities. The Act and applicable securities regulatory authorities require certain committees to be established. The four required committees of the Board are the Audit and Risk Management Committee, the Conduct Review and Ethics Committee, the Management Resources and Compensation Committee and the Governance Committee.

6.2	Each of the four required committees will be made up of independent Directors only. Where the Directors establish additional committees, they will determine the composition of those committees.

6.3	Members of management and non-independent Directors may be invited to Committee meetings by the Chair of the Committee, but shall not participate in the in camera sessions of the Committee, nor shall they be able to vote on any business of the Committee.

6.4	The Board shall approve the Charter for each required Committee, setting out the duties and responsibilities of the Committee. The Board shall require each Committee to annually review its performance against its Charter and to report to the Board on such performance.

6.5	The Board shall require each required Committee to provide a report on its activities in the previous year. Each Committee’s report shall be included in the Proxy Circular.

7.	Non-Executive Chairman

7.1	The Board is committed to a separation of the roles of the Chair & CEO, in principal always having a Non-Executive Chair. This structure is appropriate to ensure independent Board leadership and that the Company is managed for the long-term benefit of its stakeholders.

46     2006 MFC Proxy Circular

8.	Position Descriptions

8.1	The Board shall develop position descriptions for the Chair of the Board, the Chair of each Committee, the Chief Executive Officer and for individual Directors.

9.	Director Succession and Selection Criteria

9.1	The Board shall determine the appropriate criteria for selecting and assessing potential and current Directors and shall select candidates for nomination to the Board accordingly. The Board shall engage in the following activities to ensure an effective process for selecting candidates for nomination:
(a)	develop criteria for the selection of new Directors;

(b)	maintain a Directors’ Skills Matrix, identifying the desired competencies, expertise, skills, background and personal qualities that are sought in potential candidates;

(c)	annually review these criteria to determine whether any amendments are required or whether there are any gaps in the skills of the existing Directors;

(d)	identify and recommend individuals qualified and suitable to become Board members, taking into consideration any gaps identified in (c);

(e)	maintain a list of suitable candidates for the Board;

(f)	the Chair and the CEO shall meet with potential candidates prior to nomination to discuss the time commitments and performance expectations of the position; and

(g)	approve candidates selected for nomination.
9.2	A highly effective Board requires Directors to have the integrity, competencies and capabilities to carry out their fiduciary duties in the best interests of the Company and its shareholders. In order for the Directors to effectively execute their duties, they should have the requisite experience, skill, time and commitment as befits the Director of a very complex business. The following characteristics are necessary for new candidates being considered for nomination as well as existing Directors:
(a)	a reputation for integrity and ethical behaviour;

(b)	a demonstrated ability to exercise judgment and communicate effectively;

(c)	financial literacy;

(d)	prominence in the individual’s area of expertise;

(e)	previous experience relevant to the operations of the Company; and

(f)	sufficient time to dedicate to Board and Committee work.
9.3	The Board shall not nominate any individual to stand for election who is concurrently serving as a director of a bank, trust company or other life insurance company not affiliated with the Company.

9.4	The Company has a mandatory retirement age for Directors of 72. Directors shall retire at the Annual Meeting immediately following their 72nd birthday.

9.5	Each Director is elected for a term of one year at the Annual Meeting.

9.6	The Board has not established term limits for Directors as it is important to retain Directors that have a fully developed understanding of the Company. Service on the Board is based on the ability of an individual Director to meet the expectations set out above.

9.7	The Board has delegated the responsibilities set out in this Section 9 to the Governance Committee. The Governance Committee will report on its activities and make relevant recommendations for approval by the Board.

10.	Board and Director Evaluation

10.1	The Governance Committee conducts annual, formal evaluations of the Board, Board Committees, the Chairman and the individual Directors. The process includes the following steps:
(a)	the Chair meets annually with each Director to discuss Board performance, including a peer review;

(b)	each Director completes biennial written Board and Committee Effectiveness and Director Self-Assessment Surveys;

(c)	the Board and Board Committees are assessed against their mandates and charters;

(d)	contributions of individual Directors are assessed against the applicable position descriptions and the Directors’ Skills Matrix setting out the skills each individual Director is expected to provide;

(e)	the results of the Board and Committee assessments are presented to the Governance Committee and the Board. The Governance Committee identifies areas for improvement, develops action plans and monitors the progress of these plans;

(f)	an annual in camera meeting of the independent Directors is held to review the results of the assessments and to approve the Governance Committee’s action plans;

(g)	a review is prepared of overall size and effectiveness of the Board and its Committees; and

(h)	an annual determination is made of each Director’s ability to serve the Company based on his or her personal circumstances in accordance with Section 10.
11.	Change of Status of a Director

11.1	Upon a Director’s resignation, retirement or termination from his or her principal employment, change of country of residence, or other significant change, the Director shall notify the Chair of the Governance Committee. The Chair will deliberate with the Governance Committee on the appropriate course of action. Where such change affects the Company’s compliance with regulatory or policy requirements or causes a real or perceived conflict of interest, the Director may be asked to tender his or her resignation.

12.	Conflict of Interest

12.1	The Board shall establish and monitor procedures for identifying and dealing with conflicts of interest. Directors must recuse themselves from a particular matter where there may reasonably be a conflict or perception of conflict or a perception that they may not bring objective judgment to the consideration of the matter.

12.2	Directors shall annually complete a Directors’ and Officers’ Information Form to facilitate the detection of any conflicts of interest.

2006 MFC Proxy Circular     47

13.	Director’s Remuneration and Share Ownership

13.1	The Board, with the assistance of independent external advisors, shall carry out a biennial review of Director compensation to ensure compensation properly aligns the interests of Directors with the long-term interests of the Company.

13.2	Directors who are also members of Management are not compensated for their service on the Board.

13.3	The Board shall not authorize the issuance of stock options as a form of compensation for Directors.

13.4	Under the Company’s Stock Plan for Non-Employee Directors, non-employee Directors may elect to receive their compensation in cash, in Deferred Share Units or in a combination thereof.

13.5	Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of being elected as a Director. The Company’s Common Shares, preferred shares and Deferred Share Units are considered equity for this purpose. Until such time as a Director has reached the required equity position, the Director must take his or her compensation entirely in Deferred Share Units.

14.	Director’s Orientation and Education

14.1	The Directors acknowledge that understanding the Company’s strategies, business operations and competitive environment is crucial to their ability to provide the necessary oversight and guidance to the Company. The Directors have established appropriate education opportunities which all Directors are expected to participate in.

14.2	New Directors receive an orientation program when they are elected to the Board. This will include relevant, detailed information about the Company as well as the Board policies and procedures. New Directors will also meet with the Chair, the CEO and other members of management as appropriate to discuss the Company’s strategies, operations, and business plans.

14.3	The Board provides a continuing education program for Directors which includes:
(a)	seminars and divisional presentations to the Board, to provide in-depth reviews of key businesses and their strategies;

(b)	on-site visits to the Company’s operations; and

(c)	such other professional development as the Directors may require.
15.	Independent Advisors

15.1	The Board shall have the authority to retain such independent advisors as it may deem necessary or advisable for its purposes. The expenses related to such engagements shall be funded by the Company.

16.	Majority Election of Directors

16.1	Where a Director does not receive a majority of votes cast in favour of his or her election at the Annual Meeting of Shareholders, such Director must submit his or her resignation to the Governance Committee, which will, in the absence of extenuating circumstances, recommend that the Board accept the resignation. The Board will consider the resignation and make its determination as soon as possible but in any event within 90 days of the Annual Meeting. The Director in question will not participate in the decision making process regarding his or her resignation. The Board will issue a press release to announce either the Director’s resignation or the reasons for not accepting such resignation.

48     2006 MFC Proxy Circular

Schedule “C” – Shareholder Proposal
The following shareholder proposal was submitted for consideration at the Annual Meeting of shareholders. The Board of Directors’ response, including its recommendation, follows the proposal.
Carpenters’ Local 27 Benefit Trust Fund, 230 Norseman Street, Etobicoke, Ontario, M8Z 6A2. The proposal and supporting comments are set out verbatim, in italics below.
Proposal: Exclusion of Incentive Pay from Supplemental Executive Retirement Plans and Prohibition of Past Service Credits
The shareholders of Manulife Financial Corporation (“Company”) hereby request that the Board of Directors establish a policy regarding the Company’s supplemental executive retirement agreements that provides the following: (1) an exclusion of all incentive pay from inclusion in the agreements’ definition of covered compensation used to establish benefits, and (2) a prohibition on the granting of past service credits or accelerated service benefits to participating executives. This action should be implemented in a manner so as not to interfere with existing contractual rights of any supplemental agreement participation.
Supporting Statement: We believe that one of the most troubling aspects of the sharp rise in executive compensation is the excessive pension benefits provided to senior corporate executives through the use of supplemental executive retirement plans (“SERPs”). Our Company has established individual supplemental retirement agreements for executives participating in the Canadian Staff Pension Plan, and has continued US-based supplemental pension agreements following the merger with John Hancock. These SERPs provide senior executives retirement benefits far greater than those permitted under the Company’s tax-qualified pension plan. Our proposal seeks to limit excessive pension benefits by limiting the type of compensation used to calculate pension benefits under the SERP agreements.
According to the Company’s most recent proxy circular, pension benefits are “calculated by reference to service and the sum of base salary plus annual short-term incentive payments.” The annual defined benefit pension payable upon retirement is capped at a dollar amount, to be accrued uniformly over 35 years. For the CEO the cap is $100,000 per year of credited service, up to a maximum annual pension of $3 million. Though the defined benefit plans have been frozen, nearly 50 executives continue to participate in these plans and related supplemental agreements.
It is our position that the inclusion of an executive’s annual bonus along with his or her full salary in the pension calculation is overly generous and unjustifiable. The only type of compensation used in the SERP for establishing the level of additional pension benefits should be an executive’s annual salary. No variable incentive pay should be included in a senior executive’s pension calculation under the SERP. The inclusion of annual bonus or incentive payments in determining pension benefits can dramatically increase the pension benefit afforded senior executives and has the additional undesirable effect of converting one-time incentive compensation into guaranteed lifetime pension income.
The proposal’s limitation on the type of compensation that can be considered in determining senior executives’ retirement benefits to only the executive’s salary, as well as its prohibition on the granting of additional years of credited service, provides a necessary and reasonable restriction on the excessiveness of supplemental retirement benefits. We urge your support for this important executive compensation reform.
The Board of Directors recommends shareholders vote AGAINST the proposal for the following reasons:
The Company’s compensation program is recommended for approval by the Compensation Committee which is comprised entirely of independent Directors. The Company’s total compensation program is designed to be competitive and to attract and retain talented executives capable of delivering on the ambitious financial and strategic goals that have been communicated to shareholders. The program is performance-based and is reviewed against annual corporate objectives and the performance of peer companies.
The Board of Directors does not believe that a policy to exclude incentive pay from covered compensation in the supplemental executive retirement pension arrangements (“SERPs”) is appropriate for the following reasons:
1.	The Company no longer offers defined benefit SERPs having discontinued the practice in Canada since 1999 and in the U.S. since 2002. In addition, as disclosed in the proxy circular for last year and this year, the maximum pension income payable under the Canadian defined benefit SERPs was capped for those remaining executives with grandfathered entitlements. These actions have further reduced the Company’s future pension obligations.
2.	Defined benefit SERPs were replaced by capital accumulation-type SERPS. An executive’s capital accumulation-type SERP account is credited annually with a percentage of the executive’s annual salary and incentive award for that year. This can be higher or lower, depending on performance. This differs from pension income under defined benefit SERPs which is calculated using an executive’s best average pensionable earnings over all years of service.
3.	A high proportion of an executive’s short-term cash compensation is “pay at risk”. This structure aligns the interests of executives with those of the Company and its shareholders. The Compensation Committee has determined that in keeping with the goals of rewarding executives for performance, being competitive with its peers and having a significant portion of “pay at risk”, pensionable earnings should be calculated based on an executive’s short-term cash compensation, which includes base salary and annual incentive.
Other than a few pre-existing contracts, the second part of the proposal relating to a prohibition on the granting of past service credits or accelerated service benefits to executives is not applicable since the Company no longer offers accelerated service recognition.
The Board of Directors therefore recommends that shareholders vote AGAINST this proposal.

2006 MFC Proxy Circular     49